SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July 08, 2010

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PUBLIC FEDERAL SERVICE
CVM - SECURITIES EXCHANGE COMMISSION
ITR - QUARTERLY INFORMATION	03/31/2010	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOS NOT IMPLY ANY ANALYSIS OF THE COMPANY, MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01        - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY’S NAME

CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

3 -Federal Taxpayers' Registration Number (CNPJ) 43.776.517/0001-80
4 - State Registration Number - NIRE 35300016831

01.02        - HEAD OFFICE

1 - ADDRESS Rua Costa Carvalho, 300			2 - SUBURB OR DISTRICT Pinheiros
3 - POSTAL CODE 05429-900	4 - MUNICIPALITY São Paulo			5 - STATE SP
6 - AREA CODE 11	7 - TELEPHONE 3388-8000	8 - TELEPHONE 3388-8200	9 - TELEPHONE 3388-8201	10 - TELEX
11 - AREA CODE 11	12 - FAX 3813-0254	13 - FAX -	14 - FAX -
15 - E-MAIL sabesp@sabesp.com.br

01.03         - INVESTOR RELATIONS OFFICER (Company’s Mail Address)

1 - NAME Rui de Britto Álvares Affonso
2 - ADDRESS Rua Costa Carvalho, 300			3 - SUBURB OR DISTRICT Pinheiros
4 - POSTAL CODE 05429-900	5 - MUNICIPALITY São Paulo			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE 3388-8247	9 - TELEPHONE 3388-8386	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 11	13 - FAX 3815-4465	14 - FAX -	15 - FAX -
16 - E-MAIL raffonso@sabesp.com.br

01.04         - GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 -BEGINNING	2 - END	3 - QUARTER	4 -BEGINNING	5 - END	6 - QUARTER	7 -BEGINNING	8 - END
01/01/2010	12/31/2010	1	01/01/2010	03/31/2010	4	10/01/2009	12/31/2009
9 - INDEPENDENT ACCOUNTANT PRICEWATERHOUSECOOPERS INDEPENDENT AUDITORS						10 - CVM CODE 00287-9
11 - PARTNER RESPONSIBLE VALDIR RENATO COSCODAI						12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 031.065.768-71

Page: 1

PUBLIC FEDERAL SERVICE
CVM - SECURITIES EXCHANGE COMMISSION
ITR - QUARTERLY INFORMATION	03/31/2010	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY’S NAME

CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

3 -Federal Taxpayers' Registration Number (CNPJ) 43.776.517/0001-80

01.05         - CAPITAL COMPOSITION

NUMBER OF SHARES

(thousand)	1 - CURRENT QUARTER 03/31/2009	2 - PRIOR QUARTER 12/31/2008	3 - SAME QUARTER IN PRIOR YEAR 03/31/2008

Paid-up Capital

1 - Common	227,836	227,836	227,836
2 - Preferred	0	0	0
3 - Total	227,836	227,836	227,836

Treasury Shares

4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06        - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - SITUATION Operational
3 - NATURE OF OWNERSHIP State-owned
4 - ACTIVITY CODE 1160 - Sanitation, Water and Gas Services
5 - MAIN ACTIVITY Water Capture, Treatment and Distribution; Sewage Collection and Treatment
6 - TYPE OF CONSOLIDATION Total
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Unqualified

01.07         - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - NAME

01.08        - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE OF APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	Board of Directors’ Meeting	02/11/2010	Interest on capital	06/28/2010	Registered common	0.1500000000
02	Board of Directors’ Meeting	11/12/2009	Interest on capital	06/28/2010	Registered common	0.9700000000
03	Board of Directors’ Meeting	05/14/2009	Interest on capital	06/28/2010	Registered common	0.6100000000

Page: 2

PUBLIC FEDERAL SERVICE
CVM - SECURITIES EXCHANGE COMMISSION
ITR - QUARTERLY INFORMATION	03/31/2010	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY’S NAME

CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

3 -Federal Taxpayers' Registration Number (CNPJ) 43.776.517/0001-80

01.09        - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF ALTERATION	3 - CAPITAL (R$ thousand)	4 - AMOUNT OF THE ALTERATION (R$ thousand)	5 - NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (Thousand)	8 - SHARE PRICE ON ISSUE DATE (Reais)

01.10         - INVESTOR RELATIONS OFFICER

1 - Date 05/14/2010	2 - SIGNATURE

Page: 3

PUBLIC FEDERAL SERVICE
CVM - SECURITIES EXCHANGE COMMISSION
ITR - QUARTERLY INFORMATION	03/31/2010	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY'S NAME

CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

3 -Federal Taxpayers' Registration Number (CNPJ) 43.776.517/0001-80

02.01 - BALANCE SHEET - ASSETS (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 03/31/2010	4 - 12/31/2009
1	Total assets	21,996,814	21,564,996
1.01	Current assets	2,621,879	2,528,008
1.01.01	Cash and cash equivalents	851,564	769,433
1.01.01.01	Cash & Cash Equivalents	851,562	769,393
1.01.01.02	Other cash and cash equivalents	2	40
1.01.02	Receivables	1,301,596	1,315,717
1.01.02.01	Trade accounts receivable	1,162,978	1,179,730
1.01.02.02	Sundry receivables	138,618	135,987
1.01.02.02.01	Balances & Transactions with Related Parties	138,618	135,987
1.01.03	Inventories	34,706	39,877
1.01.03.01	Storeroom supplies - operations	34,706	39,877
1.01.04	Other	434,013	402,981
1.01.04.01	Taxes Recoverable	5,219	3,017
1.01.04.02	Deferred Income Taxes & Social Contribution	250,951	258,551
1.01.04.03	Agreement with Sao Paulo City Hall	136,812	112,750
1.01.04.04	Other receivables	41,031	28,663
1.02	Noncurrent assets	19,374,935	19,036,988
1.02.01	Long-term assets	2,106,504	2,046,295
1.02.01.01	Sundry receivables	2,106,504	2,046,295
1.02.01.01.01	Trade accounts receivable	274,773	266,543
1.02.01.01.02	Balances & Transactions with Related Parties	945,423	956,648
1.02.01.01.03	Indemnities receivable	146,213	146,213
1.02.01.01.04	Escrow deposits	47,439	46,365
1.02.01.01.05	Deferred Income Tax & Social Contribution	591,286	530,131
1.02.01.01.06	Other receivables	101,370	100,395
1.02.01.02	Intercompany receivables	0	0
1.02.01.02.01	Affiliates	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	0	0
1.02.02	Permanent assets	17,268,431	16,990,693
1.02.02.01	Investments	4,217	4,334
1.02.02.01.01	In affiliated companies	0	0
1.02.02.01.02	In affiliated companies - goodwill	0	0
1.02.02.01.03	In subsidiaries	3,497	3,614
1.02.02.01.04	In subsidiaries - goodwill	0	0
1.02.02.01.05	Other investments	0	0
1.02.02.01.06	Shares in other companies	698	698
1.02.02.01.07	Compulsory deposits - Eletrobrás	22	22
1.02.02.02	Property, plant and equipment	15,682,941	15,441,056
1.02.02.02.01	Property, plant and equipment	11,704,906	11,757,047
1.02.02.02.02	Construction in progress	3,978,035	3,684,009
1.02.02.03	Intangible	1,581,273	1,545,303
1.02.02.04	Deferred charges	0	0

Page: 4

PUBLIC FEDERAL SERVICE
CVM - SECURITIES EXCHANGE COMMISSION
ITR - QUARTERLY INFORMATION	03/31/2010	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY'S NAME

CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

3 -Federal Taxpayers' Registration Number (CNPJ) 43.776.517/0001-80

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS’ EQUITY (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 03/31/2010	4 - 12/31/2009
2	Total liabilities and shareholders’ equity	21,996,814	21,564,996
2.01	Current liabilities	3,094,479	3,109,689
2.01.01	Loans and financing	656,451	611,123
2.01.02	Debentures	299,360	399,414
2.01.02.01	6th issue of debentures	232,415	225,755
2.01.02.02	7th issue of debentures	0	121,380
2.01.02.03	Interest on debentures	66,945	52,279
2.01.03	Trade accounts payable	168,563	195,606
2.01.04	Taxes payable	235,429	218,862
2.01.04.01	Income tax	87,205	60,146
2.01.04.02	Social contribution tax	30,529	28,491
2.01.04.03	PAES (tax debt refinancing program)	34,349	34,012
2.01.04.04	COFINS and PASEP (taxes on revenue)	48,733	51,077
2.01.04.05	INSS (Social security contribution)	22,616	23,708
2.01.04.06	Other	11,997	21,428
2.01.05	Dividends payable	0	0
2.01.06	Reserves	712,270	643,863
2.01.06.01	For Tax Contingencies	436	420
2.01.06.02	For Civil Contingencies	18,164	20,602
2.01.06.03	For Contingencies with Suppliers	191,704	184,500
2.01.06.04	For Contingencies with Customers	465,876	413,622
2.01.06.05	For Environmental Contingencies	18,210	7,632
2.01.06.06	For Labor Contingencies	17,880	17,087
2.01.07	Intercompany payables	0	0
2.01.08	Other	1,022,406	1,040,821
2.01.08.01	Payroll and related charges	234,958	239,109
2.01.08.02	Accounts Payable	193,270	193,910
2.01.08.03	Interest on capital payable	365,423	365,442
2.01.08.04	Deferred taxes	28,941	37,912
2.01.08.05	Refundable amounts	57,295	54,574
2.01.08.06	Program contract commitments	44,507	45,584
2.01.08.07	Other payables	98,012	104,290
2.02	Noncurrent liabilities	8,084,086	7,927,670
2.02.01	Long-term liabilities	8,084,086	7,927,670
2.02.01.01	Loans and financing	4,677,301	4,632,711
2.02.01.02	Debentures	932,760	916,752
2.02.01.02.01	8th issue of debentures	429,932	418,535
2.02.01.02.02	9th issue of debentures	226,552	223,741
2.02.01.02.03	10th issue of debentures	276,276	274,476
2.02.01.03	Reserves	871,452	824,957
2.02.01.03.01	For Tax Contingencies	27,168	28,337
2.02.01.03.02	For Civil Contingencies	140,616	134,428
2.02.01.03.03	For Contingencies with Suppliers	161,691	156,978
2.02.01.03.04	For Contingencies with Customers	420,205	369,939
2.02.01.03.05	For Environmental Contingencies	34,056	50,899
2.02.01.03.06	For Labor Contingencies	87,716	84,376
2.02.01.04	Intercompany payables	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	1,602,573	1,553,250
2.02.01.06.01	Deferred taxes	157,655	156,860
2.02.01.06.02	PAES (tax debt refinancing program)	77,287	85,029
2.02.01.06.03	Social security charges	492,061	480,103
2.02.01.06.04	Indemnities	41,761	41,761
2.02.01.06.05	Program contract commitments	99,501	93,292
2.02.01.06.06	Provision for Actuarial Liability Law 4819/58	520,055	518,027
2.02.01.06.07	Private Public Partnership	104,751	67,414
2.02.01.06.08	Other payables	109,502	110,764
2.03	Deferred income	0	0
2.05	Shareholders' equity	10,818,249	10,527,637
2.05.01	Capital	6,203,688	6,203,688
2.05.02	Capital reserves	124,255	124,255
2.05.02.01	Support to projects	108,475	108,475
2.05.02.02	Incentive reserve	15,780	15,780
2.05.03	Revaluation reserves	2,106,063	2,145,100
2.05.03.01	Own assets	2,106,063	2,145,100
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit reserves	2,054,594	2,054,594
2.05.04.01	Legal	378,526	378,526
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profit	0	0
2.05.04.05	Profit retention	0	0
2.05.04.06	Special for unpaid dividends	0	0
2.05.04.07	Other profit reserves	1,676,068	1,676,068
2.05.04.07.01	Reserve for investments	1,676,068	1,676,068
2.05.05	Adjustments of Equity Evaluation	0	0
2.05.05.01	Adjustments of Marketable Securities	0	0
2.05.05.02	Conversion Accumulated Adjustments	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained earnings (accumulated deficit)	329,649	0
2.05.07	Advance for future capital increase	0	0

Page: 5

PUBLIC FEDERAL SERVICE
CVM - SECURITIES EXCHANGE COMMISSION
ITR - QUARTERLY INFORMATION	03/31/2010	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY'S NAME

CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

3 -Federal Taxpayers' Registration Number (CNPJ) 43.776.517/0001-80

03.01 - STATEMENT OF INCOME (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 01/01/2010 to 03/31/2010	4 - 01/01/2010 to 03/31/2010	5 -01/01/2009 to 03/31/2009	6 - 01/01/2009 to 03/31/2009
3.01	Gross revenue from sales and/or services	1,885,608	1,885,608	1,779,367	1,779,367
3.02	Gross revenue deductions	(133,605)	(133,605)	(126,001)	(126,001)
3.03	Net revenue from sales and/or services	1,752,003	1,752,003	1,653,366	1,653,366
3.04	Cost of sales and/or services	(722,505)	(722,505)	(835,189)	(835,189)
3.05	Gross profit	1,029,498	1,029,498	818,177	818,177
3.06	Operating (expenses) income	(558,241)	(558,241)	(418,402)	(418,402)
3.06.01	Selling	(158,475)	(158,475)	(208,516)	(208,516)
3.06.02	General and administrative	(152,446)	(152,446)	(147,722)	(147,722)
3.06.03	Financial	(237,799)	(237,799)	(67,603)	(67,603)
3.06.03.01	Financial income	63,331	63,331	56,402	56,402
3.06.03.01.01	Financial income	63,256	63,256	63,849	63,849
3.06.03.01.02	Exchange gains	75	75	(7,447)	(7,447)
3.06.03.02	Financial expenses	(301,130)	(301,130)	(124,005)	(124,005)
3.06.03.02.01	Financial expenses	(276,825)	(276,825)	(156,875)	(156,875)
3.06.03.02.02	Exchange losses	(24,305)	(24,305)	32,870	32,870
3.06.04	Other operating income	6,556	6,556	7,523	7,523
3.06.04.01	Other operating income	7,225	7,225	8,290	8,290
3.06.04.02	COFINS and PASEP (taxes on revenue)	(669)	(669)	(767)	(767)
3.06.05	Other operating expenses	(15,960)	(15,960)	(2,053)	(2,053)
3.06.05.01	Loss on write-off of property, plant and equipment items	(1,324)	(1,324)	(1,780)	(1,780)
3.06.05.02	Provision for Losses in Tax Incentives	0	0	0	0
3.06.05.03	Tax Incentives	0	0	0	0
3.06.05.04	Provision for Actuarial Liability Law 4819/58	(14,237)	(14,237)	0	0
3.06.05.05	Provision for Loss – Law 4819/58	0	0	0	0
3.06.05.06	Other	(399)	(399)	(273)	(273)
3.06.06	Equity in subsidiaries	(117)	(117)	(31)	(31)
3.07	Income from operations	471,257	471,257	399,775	399,775
3.08	Nonoperating income (expenses)	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before taxes and profit sharing	471,257	471,257	399,775	399,775
3.10	Provision for income and social contribution taxes	(236,931)	(236,931)	(176,354)	(176,354)
3.10.01	Provision for income tax	(174,699)	(174,699)	(129,499)	(129,499)
3.10.02	Provision for social contribution tax	(62.232)	(62.232)	(46,855)	(46,855)
3.11	Deferred income tax	56.286	56.286	32,793	32,793
3.11.01	Deferred income tax	41,387	41,387	24,112	24,112
3.11.02	Deferred social contribution tax	14,899	14,899	8,681	8,681
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income (loss)	290,612	290,612	256,214	256,214
	Number of shares, former treasury shares (thousand)	227,836	227,836	227,836	227,836
	EARNINGS PER SHARE (Reais)	1.27553	1.27553	1.12455	1.12455
	LOSS PER SHARE (Reais)

Page: 6

PUBLIC FEDERAL SERVICE
CVM - SECURITIES EXCHANGE COMMISSION
ITR - QUARTERLY INFORMATION	03/31/2010	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY'S NAME

CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

3 -Federal Taxpayers' Registration Number (CNPJ) 43.776.517/0001-80

04.01 - STATEMENT OF CASH FLOWS - INDIRECT METHOD (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 01/01/2010 to 03/31/2010	4 - 01/01/2010 to 03/31/2010	5 -01/01/2009 to 03/31/2009	6 - 01/01/2009 to 03/31/2009
4.01	Net Cash from Operating Activities	584,224	584,224	751,717	751,717
4.01.01	Cash Generated from Operations	1,012,846	1,012,846	801,892	801,892
4.01.01.01	Net Income before Income Tax and Social Contribution	471,257	471,257	399,775	399,775
4.01.01.02	Provision for Contingencies	176,411	176,411	48,068	48,068
4.01.01.03	Reversal of Provision for Losses	(217)	(217)	288	288
4.01.01.04	Social Security Obligations	16,141	16,141	19,037	19,037
4.01.01.05	Write-off of Fixed Assets	1,324	1,324	1,780	1,780
4.01.01.06	Depreciation and Amortization	143,848	143,848	161,692	161,692
4.01.01.07	Intersts on Loans and Financings Payable	116,533	116,533	123,271	123,271
4.01.01.08	Monetary and Foreign Exchange Variation on Loans and Financings	50,246	50,246	(32,648)	(32,648)
4.01.01.09	Expenses with Interests and Monetary Variations	1,155	1,155	1,555	1,555
4.01.01.10	Income with Interests and Monetary Variations	(10,239)	(10,239)	(8,479)	(8,479)
4.01.01.11	Allowance for Doubtful Accounts	51,536	51,536	87,400	87,400
4.01.01.12	Provision for Term of Adjustment of Conduct (TAC)	(16,516)	(16,516)	0	0
4.01.01.13	Equity Result	117	117	31	31
4.01.01.14	Provision for Actuarial Liability Law 4819/58	14,237	14,237	0	0
4.01.01.15	Other Provisions/Reversals	(1,062)	(1,062)	122	122
4.01.01.16	Provision for PMSP Agreement	(1,925)	(1,925)	0	0
4.01.02	Variation to Assets and Liabilities	(130,246)	(130,246)	569,356	569,356
4.01.02.01	Accounts Receivable	(38,220)	(38,220)	(41,130)	(41,130)
4.01.02.02	Balances and Transactions with Related Parties	11,390	11,390	75,100	75,100
4.01.02.03	Inventories	5,388	5,388	5,162	5,162
4.01.02.04	Taxes Recoverable	(2,201)	(2,201)	(1,887)	(1,887)
4.01.02.05	Other Accounts Receivable	(36,962)	(36,962)	7,119	7,119
4.01.02.06	Judicial Deposits	(513)	(513)	6,353	6,353
4.01.02.07	Indemnifications Receivable	0	0	2,581	2,581
4.01.02.08	Contractors and Suppliers	(11,071)	(11,071)	(4,249)	(4,249)
4.01.02.09	Salaries, Provisions and Social Security Obligations	12,365	12,365	161,009	161,009
4.01.02.10	Provision for Actuarial Liability Law 4819/58	(12,209)	(12,209)	(19,391)	(19,391)
4.01.02.11	Taxes and Contributions Payable	(29,032)	(29,032)	435,829	435,829
4.01.02.12	Accounts Payable	(639)	(639)	(15,091)	(15,091)
4.01.02.13	Other Obligations	35,503	35,503	388	388
4.01.02.14	Contingencies	(59,862)	(59,862)	(38,082)	(38,082)
4.01.02.15	Pension Plan - Sabesprev Transfer	(4,183)	(4,183)	(4,355)	(4,355)
4.01.03	Others	(298,376)	(298,376)	(619,531)	(619,531)
4.01.03.01	Interests paid	(92,700)	(92,700)	(105,658)	(105,658)
4.01.03.02	Income Tax and Contributions Paid	(205,676)	(205,676)	(513,873)	(513,873)
4.02	Net Cash from Investment Activities	(407,960)	(407,960)	(329,924)	(329,924)
4.02.01	Acquisition of Items of Fixed Assets	(403,217)	(403,217)	(325,691)	(325,691)
4.02.02	Increase in Intangibles	(4,743)	(4,743)	(4,233)	(4,233)
4.03	Net Cash from Financing Activities	(94,133)	(94,133)	(245,943)	(245,943)
4.03.01	Funding	153,097	153,097	178,193	178,193
4.03.02	Loan Amortizations	(247,211)	(247,211)	(424,136)	(424,136)
4.03.03	Payment of Interests on Shareholders´ Equity	(19)	(19)	0	0
4.04	Foreign Exchange Variation on Cash & Cash Equivalents	0	0	0	0
4.05	Increase(Decrease) in Cash & Cash Equivalents	82,131	82,131	175,850	175,850
4.05.01	Beginning Balance of Cash & Cash Equivalents	769,433	769,433	622,059	622,059
4.05.02	Ending Balance of Cash & Cash Equivalents	851,564	851,564	797,909	797,909

Page: 7

PUBLIC FEDERAL SERVICE
CVM - SECURITIES EXCHANGE COMMISSION
ITR - QUARTERLY INFORMATION	03/31/2010	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY'S NAME

CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

3 -Federal Taxpayers' Registration Number (CNPJ) 43.776.517/0001-80

05.01 - STATEMENT OF CHANGES TO SHAREHOLDERS’ EQUITY FROM 01/01/2010 to 03/31/2010  (In thousands of Brazilian reais - R$)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 -CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - PROFIT RESERVES	7 -RETAINED EARNINGS/LOSSES	8 -EQUITY ADJUSTMENTS	9 -TOTAL SHAREHOLDERS´ EQUITY
5.01	Beginning Balance	6,203,688	124,255	2,145,100	2,054,594	0	0	10,527,637
5.02	Adjustments from Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	6,203,688	124,255	2,145,100	2,054,594	0	0	10,527,637
5.04	Profit/Loss for the Period	0	0	0	0	290,612	0	290,612
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interests on Shareholders´ Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Adjustments	0	0	0	0	0	0	0
5.07.01	Marketable Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Conversion Accumulated Adjustments	0	0	0	0	0	0	0
5.07.03	Adjustments from Business Combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	0	0	0	0	0	0	0
5.09	Capital Reserves Constitution/Realization	0	0	0	0	0	0	0
5.10	Treasury Stock	0	0	0	0	0	0	0
5.11	Other Capital Stock Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	(39,037)	0	39,037	0	0
5.13	Ending Balance	6,203,688	124,255	2,106,063	2,054,594	329,649	0	10,818,249

Page: 8

PUBLIC FEDERAL SERVICE
CVM - SECURITIES EXCHANGE COMMISSION
ITR - QUARTERLY INFORMATION	03/31/2010	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY'S NAME

CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

3 -Federal Taxpayers' Registration Number (CNPJ) 43.776.517/0001-80

05.02 - STATEMENT OF CHANGES TO SHAREHOLDERS’ EQUITY FROM 01/01/2010 to 03/31/2010 (In thousands of Brazilian reais - R$)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 -CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - PROFIT RESERVES	7 -RETAINED EARNINGS/LOSSES	8 -EQUITY ADJUSTMENTS	9 -TOTAL SHAREHOLDERS´ EQUITY
5.01	Beginning Balance	6,203,688	124,255	2,145,100	2,054,594	0	0	10,527,637
5.02	Adjustments from Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	6,203,688	124,255	2,145,100	2,054,594	0	0	10,527,637
5.04	Profit/Loss for the Period	0	0	0	0	290,612	0	290,612
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interests on Shareholders´ Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Adjustments	0	0	0	0	0	0	0
5.07.01	Marketable Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Conversion Accumulated Adjustments	0	0	0	0	0	0	0
5.07.03	Adjustments from Business Combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	0	0	0	0	0	0	0
5.09	Capital Reserves Constitution/Realization	0	0	0	0	0	0	0
5.10	Treasury Stock	0	0	0	0	0	0	0
5.11	Other Capital Stock Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	(39,037)	0	39,037	0	0
5.13	Ending Balance	6,203,688	124,255	2,106,063	2,054,594	329,649	0	10,818,249

Page: 9

PUBLIC FEDERAL SERVICE
CVM - SECURITIES EXCHANGE COMMISSION
ITR - QUARTERLY INFORMATION	03/31/2010	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY'S NAME

CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

3 -Federal Taxpayers' Registration Number (CNPJ) 43.776.517/0001-80

08.01 - CONSOLIDATED BALANCE SHEETS - ASSETS (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 03/31/2010	4 - 12/31/2010
1	Total assets	21,997,035	21,565,203
1.01	Current assets	2,622,932	2,529,674
1.01.01	Cash and cash equivalents	852,523	771,008
1.01.01.01	Cash & Cash Equivalents	852,521	770,968
1.01.01.02	Other cash and cash equivalents	2	40
1.01.02	Receivables	1,301,596	1,315,717
1.01.02.01	Trade accounts receivable	1,162,978	1,179,730
1.01.02.02	Sundry receivables	138,618	135,987
1.01.02.02.01	Balances & Transactions with Related Parties	138,618	135,987
1.01.03	Inventories	34,706	39,877
1.01.03.01	Storeroom supplies - operations	34,706	39,877
1.01.04	Other	434,107	403,072
1.01.04.01	Taxes Recoverable	5,219	3,017
1.01.04.02	Deferred Income Taxes & Social Contribution	250,951	258,551
1.01.04.03	Agreement with Sao Paulo City Hall	136,812	112,750
1.01.04.04	Other receivables	41,125	28,754
1.02	Noncurrent assets	19,374,103	19,035,529
1.02.01	Long-term assets	2,106,504	2,046,295
1.02.01.01	Sundry receivables	2,106,504	2,046,295
1.02.01.01.01	Trade accounts receivable	274,773	266,543
1.02.01.01.02	Balances & Transactions with Related Parties	945,423	956,648
1.02.01.01.03	Indemnities receivable	146,213	146,213
1.02.01.01.04	Escrow deposits	47,439	46,365
1.02.01.01.05	Deferred Income Tax & Social Contribution	591,286	530,131
1.02.01.01.06	Other receivables	101,370	100,395
1.02.01.02	Intercompany receivables	0	0
1.02.01.02.01	Affiliates	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	0	0
1.02.02	Permanent assets	17,267,599	16,989,234
1.02.02.01	Investments	720	720
1.02.02.01.01	In affiliated companies	0	0
1.02.02.01.02	In subsidiaries	0	0
1.02.02.01.03	Other investments	0	0
1.02.02.01.06	Shares in other companies	698	698
1.02.02.01.07	Compulsory deposits - Eletrobrás	22	22
1.02.02.02	Property, plant and equipment	15,685,606	15,443,211
1.02.02.02.01	Property, plant and equipment	11,707,557	11,759,187
1.02.02.02.02	Construction in progress	3,978,049	3,684,024
1.02.02.03	Intangible	1,581,273	1,545,303
1.02.02.04	Deferred charges	0	0

Page: 10

PUBLIC FEDERAL SERVICE
CVM - SECURITIES EXCHANGE COMMISSION
ITR - QUARTERLY INFORMATION	03/31/2010	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY'S NAME

CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

3 -Federal Taxpayers' Registration Number (CNPJ) 43.776.517/0001-80

08.02 - CONSOLIDATED BALANCE SHEETS - LIABILITIES (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 03/31/2010	4 - 12/31/2009
2	Total liabilities and shareholders’ equity	21,997,035	21,565,203
2.01	Current liabilities	3,094,700	3,109,896
2.01.01	Loans and financing	656,451	611,123
2.01.02	Debentures	299,360	399,414
2.01.02.01	6th issue of debentures	232,415	225,755
2.01.02.02	7th issue of debentures	0	121,380
2.01.02.03	Interest on debentures	66,945	52,279
2.01.03	Trade accounts payable	168,704	195,765
2.01.04	Taxes payable	235,433	218,867
2.01.04.01	Income tax	87,205	60,146
2.01.04.02	Social contribution tax	30,529	28,491
2.01.04.03	PAES (tax debt refinancing program)	34,349	34,012
2.01.04.04	COFINS and PASEP (taxes on revenue)	48,733	51,077
2.01.04.05	INSS (Social security contribution)	22,616	23,708
2.01.04.06	Other	12,001	21,433
2.01.05	Dividends payable	0	0
2.01.06	Reserves	712,270	643,863
2.01.06.01	For Tax Contingencies	436	420
2.01.06.02	For Civil Contingencies	18,164	20,602
2.01.06.03	For Contingencies with Suppliers	191,704	184,500
2.01.06.04	For Contingencies with Customers	465,876	413,622
2.01.06.05	For Environmental Contingencies	18,210	7,632
2.01.06.06	For Labor Contingencies	17,880	17,087
2.01.07	Intercompany payables	0	0
2.01.08	Other	1,022,482	1,040,864
2.01.08.01	Payroll and related charges	235,034	239,152
2.01.08.02	Accounts Payable	193,270	193,910
2.01.08.03	Interest on capital payable	365,423	365,442
2.01.08.04	Deferred taxes	28,941	37,912
2.01.08.05	Refundable amounts	57,295	54,574
2.01.08.06	Program contract commitments	44,507	45,584
2.01.08.07	Other payables	98,012	104,290
2.02	Noncurrent liabilities	8,084,086	7,927,670
2.02.01	Long-term liabilities	8,084,086	7,927,670
2.02.01.01	Loans and financing	4,677,301	4,632,711
2.02.01.02	Debentures	932,760	916,752
2.02.01.02.01	8th issue of debentures	429,932	418,535
2.02.01.02.02	9th issue of debentures	226,552	223,741
2.02.01.02.03	10th issue of debentures	276,276	274,476
2.02.01.03	Reserves	871,452	824,957
2.02.01.03.01	For Tax Contingencies	27,168	28,337
2.02.01.03.02	For Civil Contingencies	140,616	134,428
2.02.01.03.03	For Contingencies with Suppliers	161,691	156,978
2.02.01.03.04	For Contingencies with Customers	420,205	369,939
2.02.01.03.05	For Environmental Contingencies	34,056	50,899
2.02.01.03.06	For Labor Contingencies	87,716	84,376
2.02.01.04	Intercompany payables	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	1,602,573	1,553,250
2.02.01.06.01	Deferred taxes	157,655	156,860
2.02.01.06.02	PAES (tax debt refinancing program)	77,287	85,029
2.02.01.06.03	Social security charges	492,061	480,103
2.02.01.06.04	Indemnities	41,761	41,761
2.02.01.06.05	Program contract commitments	99,501	93,292
2.02.01.06.06	Provision for Actuarial Liability Law 4819/58	520,055	518,027
2.02.01.06.07	Private Public Partnership	104,751	67,414
2.02.01.06.08	Other payables	109,502	110,764
2.03	Deferred income	0	0
2.04	Interest of non-controlling shareholders	0	0
2.05	Shareholders' equity	10,818,249	10,527,637
2.05.01	Capital	6,203,688	6,203,688
2.05.02	Capital reserves	124,255	124,255
2.05.02.01	Support to projects	108,475	108,475
2.05.02.02	Incentive reserve	15,780	15,780
2.05.03	Revaluation reserves	2,106,063	2,145,100
2.05.03.01	Own assets	2,106,063	2,145,100
2.05.03.02	Subsidiaries/Affiliates	0	0
2.05.04	Profit reserves	2,054,594	2,054,594
2.05.04.01	Legal	378,526	378,526
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profit	0	0
2.05.04.05	Profit retention	0	0
2.05.04.06	Special for unpaid dividends	0	0
2.05.04.07	Other profit reserves	1,676,068	1,676,068
2.05.04.07.01	Reserve for investments	1,676,068	1,676,068
2.05.05	Adjustments of Equity Evaluation	0	0
2.05.05.01	Adjustments of Marketable Securities	0	0
2.05.05.02	Conversion Accumulated Adjustments	0	0
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained earnings (accumulated deficit)	329,649	0
2.05.07	Advance for future capital increase	0	0

Page: 11

PUBLIC FEDERAL SERVICE
CVM - SECURITIES EXCHANGE COMMISSION
ITR - QUARTERLY INFORMATION	03/31/2010	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY'S NAME

CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

3 -Federal Taxpayers' Registration Number (CNPJ) 43.776.517/0001-80

09.01 - CONSOLIDATED STATEMENT OF INCOME (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 01/01/2010 to 03/31/2010	4 - 01/01/2010 to 03/31/2010	5 -01/01/2009 to 03/31/2009	6 - 01/01/2009 to 03/31/2009
3.01	Gross revenue from sales and/or services	1,885,608	1,885,608	1,779,367	1,779,367
3.02	Gross revenue deductions	(133,605)	(133,605)	(126,001)	(126,001)
3.03	Net revenue from sales and/or services	1,752,003	1,752,003	1,653,366	1,653,366
3.04	Cost of sales and/or services	(722,505)	(722,505)	(835,189)	(835,189)
3.05	Gross profit	1,029,498	1,029,498	818,177	818,177
3.06	Operating (expenses) income	(558,241)	(558,241)	(418,402)	(418,402)
3.06.01	Selling	(158,475)	(158,475)	(208,516)	(208,516)
3.06.02	General and administrative	(152,587)	(152,587)	(147,860)	(147,860)
3.06.03	Financial	(237,775)	(237,775)	(67,496)	(67,496)
3.06.03.01	Financial income	63,355	63,355	56,509	56,509
3.06.03.01.01	Financial income	63,280	63,280	63,956	63,956
3.06.03.01.02	Exchange gains	75	75	(7,447)	(7,447)
3.06.03.02	Financial expenses	(301,130)	(301,130)	(124,005)	(124,005)
3.06.03.02.01	Financial expenses	(276,825)	(276,825)	(156,875)	(156,875)
3.06.03.02.02	Exchange losses	(24,305)	(24,305)	32,870	32,870
3.06.04	Other operating income	6,556	6,556	7,523	7,523
3.06.04.01	Other operating income	7,225	7,225	8,290	8,290
3.06.04.02	COFINS and PASEP (taxes on revenue)	(669)	(669)	(767)	(767)
3.06.05	Other operating expenses	(15,960)	(15,960)	(2,053)	(2,053)
3.06.05.01	Loss on write-off of property, plant and equipment items	(1,324)	(1,324)	(1,780)	(1,780)
3.06.05.02	Provision for Losses in Tax Incentives	0	0	0	0
3.06.05.03	Tax Incentives	0	0	0	0
3.06.05.04	Provision for Actuarial Liability Law 4819/58	(14,237)	(14,237)	0	0
3.06.05.05	Provision for Loss – Law 4819/58	0	0	0	0
3.06.05.02	Other	(399)	(399)	(273)	(273)
3.06.06	Equity in subsidiaries	0	0	0	0
3.07	Income from operations	471,257	471,257	399,775	399,775
3.08	Nonoperating income (expenses)	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before taxes and profit sharing	471,257	471,257	399,775	399,775
3.10	Provision for income and social contribution taxes	(236,931)	(236,931)	(176,354)	(176,354)
3.10.01	Provision for income tax	(174,699)	(174,699)	(129,499)	(129,499)
3.10.02	Provision for social contribution tax	(62,232)	(62,232)	(46,855)	(46,855)
3.11	Deferred income tax	56,286	56,286	32,793	32,793
3.11.01	Deferred income tax	41,387	41,387	24,112	24,112
3.11.02	Deferred social contribution tax	14,899	14,899	8,681	8,681
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.14	Non-controlling Shareholders Interest	0	0	0	0
3.15	Net income (loss)	290,612	290,612	256,214	256,214
	Number of shares, former treasury shares (thousand)	227,836	227,836	227,836	227,836
	EARNINGS PER SHARE (Reais)	1.27553	1.27553	1.12455	1.12455
	LOSS PER SHARE (Reais)

Page: 12

PUBLIC FEDERAL SERVICE
CVM - SECURITIES EXCHANGE COMMISSION
ITR - QUARTERLY INFORMATION	03/31/2010	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY'S NAME

CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

3 -Federal Taxpayers' Registration Number (CNPJ) 43.776.517/0001-80

10.01 - CONSOLIDATED STATEMENT OF CASH FLOWS - INDIRECT METHOD (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 01/01/2010 to 03/31/2010	4 - 01/01/2010 to 03/31/2010	5 -01/01/2009 to 03/31/2009	6 - 01/01/2009 to 03/31/2009
4.01	Net Cash from Operating Activities	584,118	584,118	751,681	751,681
4.01.01	Cash Generated from Operations	1,012,729	1,012,729	801,862	801,862
4.01.01.01	Net Income before Income Tax and Social Contribution	471,257	471,257	399,775	399,775
4.01.01.02	Provision for Contingencies	176,411	176,411	48,068	48,068
4.01.01.03	Reversal of Provision for Losses	(217)	(217)	288	288
4.01.01.04	Social Security Obligations	16,141	16,141	19,037	19,037
4.01.01.05	Write-off of Fixed Assets	1,324	1,324	1,780	1,780
4.01.01.06	Depreciation and Amortization	143,848	143,848	161,693	161,693
4.01.01.07	Intersts on Loans and Financings Payable	116,533	116,533	123,271	123,271
4.01.01.08	Monetary and Foreign Exchange Variation on Loans and Financings	50,246	50,246	(32,648)	(32,648)
4.01.01.09	Expenses with Interests and Monetary Variations	1,155	1,155	1,555	1,555
4.01.01.10	Income with Interests and Monetary Variations	(10,239)	(10,239)	(8,479)	(8,479)
4.01.01.11	Allowance for Doubtful Accounts	51,536	51,536	87,400	87,400
4.01.01.12	Provision for Term of Adjustment of Conduct (TAC)	(16,516)	(16,516)	0	0
4.01.01.13	Provision for Actuarial Liability Law 4819/58	14,237	14,237	0	0
4.01.01.15	Other Provisions/Reversals	(1,062)	(1,062)	122	122
4.01.01.16	Provision for PMSP Agreement	(1,925)	(1,925)	0	0
4.01.02	Variation to Assets and Liabilities	(130,235)	(130,235)	569,350	569,350
4.01.02.01	Accounts Receivable	(38,220)	(38,220)	(41,131)	(41,131)
4.01.02.02	Balances and Transactions with Related Parties	11,390	11,390	75,100	75,100
4.01.02.03	Inventories	5,388	5,388	5,162	5,162
4.01.02.04	Taxes Recoverable	(2,201)	(2,201)	(1,887)	(1,887)
4.01.02.05	Other Accounts Receivable	(36,965)	(36,965)	7,115	7,115
4.01.02.06	Judicial Deposits	(513)	(513)	6,353	6,353
4.01.02.07	Indemnifications Receivable	0	0	2,581	2,581
4.01.02.08	Contractors and Suppliers	(11,089)	(11,089)	(4,252)	(4,252)
4.01.02.09	Salaries, Provisions and Social Security Obligations	12,398	12,398	161,015	161,015
4.01.02.10	Provision for Actuarial Liability Law 4819/58	(12,209)	(12,209)	(19,391)	(19,391)
4.01.02.11	Taxes and Contributions Payable	(29,033)	(29,033)	435,825	435,825
4.01.02.12	Accounts Payable	(639)	(639)	(15,091)	(15,091)
4.01.02.13	Other Obligations	35,503	35,503	388	388
4.01.02.14	Contingencies	(59,862)	(59,862)	(38,082)	(38,082)
4.01.02.15	Pension Plan - Sabesprev Transfer	(4,183)	(4,183)	(4,355)	(4,355)
4.01.03	Others	(298,376)	(298,376)	(619,531)	(619,531)
4.01.03.01	Interests paid	(92,700)	(92,700)	(105,658)	(105,658)
4.01.03.02	Income Tax and Contributions Paid	(205,676)	(205,676)	(513,873)	(513,873)
4.02	Net Cash from Investment Activities	(408,470)	(408,470)	(329,956)	(329,956)
4.02.01	Acquisition of Items of Fixed Assets	(403,727)	(403,727)	(325,723)	(325,723)
4.02.02	Increase in Intangibles	(4,743)	(4,743)	(4,233)	(4,233)
4.02.03	Proceeds from Sale of Fixed Assets	0	0	0	0
4.03	Net Cash from Financing Activities	(94,133)	(94,133)	(245,943)	(245,943)
4.03.01	Funding	153,097	153,097	178,193	178,193
4.03.02	Loan Amortizations	(247,211)	(247,211)	(424,136)	(424,136)
4.03.03	Payment of Interests on Shareholders´ Equity	(19)	(19)	0	0
4.04	Foreign Exchange Variation on Cash & Cash Equivalents	0	0	0	0
4.05	Increase(Decrease) in Cash & Cash Equivalents	81,515	81,515	175,782	175,782
4.05.01	Beginning Balance of Cash & Cash Equivalents	771,008	771,008	625,732	625,732
4.05.02	Ending Balance of Cash & Cash Equivalents	852,523	852,523	801,514	801,514

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PUBLIC FEDERAL SERVICE
CVM - SECURITIES EXCHANGE COMMISSION
ITR - QUARTERLY INFORMATION	03/31/2010	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY'S NAME

CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

3 -Federal Taxpayers' Registration Number (CNPJ) 43.776.517/0001-80

11.01 - STATEMENT OF CONSOLIDATED CHANGES TO SHAREHOLDERS’ EQUITY FROM 01/01/2010 to 3/31/2010 (In thousands of Brazilian reais - R$)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 -CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - PROFIT RESERVES	7 -RETAINED EARNINGS/LOSSES	8 -EQUITY ADJUSTMENTS	9 -TOTAL SHAREHOLDERS´ EQUITY
5.01	Beginning Balance	6,203,688	124,255	2,145,100	2,054,594	0	0	10,527,637
5.02	Adjustments from Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	6,203,688	124,255	2,145,100	2,054,594	0	0	10,527,637
5.04	Profit/Loss for the Period	0	0	0	0	290,612	0	290,612
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interests on Shareholders´ Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Adjustments	0	0	0	0	0	0	0
5.07.01	Marketable Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Conversion Accumulated Adjustments	0	0	0	0	0	0	0
5.07.03	Adjustments from Business Combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	0	0	0	0	0	0	0
5.09	Capital Reserves Constitution/Realization	0	0	0	0	0	0	0
5.10	Treasury Stock	0	0	0	0	0	0	0
5.11	Other Capital Stock Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	(39,037)	0	39,037	0	0
5.13	Ending Balance	6,203,688	124,255	2,0106,063	2,054,594	329,649	0	10,818,249

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PUBLIC FEDERAL SERVICE
CVM - SECURITIES EXCHANGE COMMISSION
ITR - QUARTERLY INFORMATION	03/31/2010	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY'S NAME

CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

3 -Federal Taxpayers' Registration Number (CNPJ) 43.776.517/0001-80

11.02 - STATEMENT OF CONSOLIDATED CHANGES TO SHAREHOLDERS’ EQUITY FROM 01/01/2010 to 3/31/2010 (In thousands of Brazilian reais - R$)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 -CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - PROFIT RESERVES	7 -RETAINED EARNINGS/LOSSES	8 -EQUITY ADJUSTMENTS	9 -TOTAL SHAREHOLDERS´ EQUITY
5.01	Beginning Balance	6,203,688	124,255	2,145,100	2,054,594	0	0	10,527,637
5.02	Adjustments from Previous Years	0	0	0	0	0	0	0
5.03	Adjusted Balance	6,203,688	124,255	2,145,100	2,054,594	0	0	10,527,637
5.04	Profit/Loss for the Period	0	0	0	0	290,612	0	290,612
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interests on Shareholders´ Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Profit Reserves	0	0	0	0	0	0	0
5.07	Equity Adjustments	0	0	0	0	0	0	0
5.07.01	Marketable Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Conversion Accumulated Adjustments	0	0	0	0	0	0	0
5.07.03	Adjustments from Business Combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease in Capital Stock	0	0	0	0	0	0	0
5.09	Capital Reserves Constitution/Realization	0	0	0	0	0	0	0
5.10	Treasury Stock	0	0	0	0	0	0	0
5.11	Other Capital Stock Transactions	0	0	0	0	0	0	0
5.12	Others	0	0	(39,037)	0	39,037	0	0
5.13	Ending Balance	6,203,688	124,255	2,106,063	2,054,594	329,649	0	10,818,249

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01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO   43.776.517/0001-80

06.01 - EXPLANATORY NOTES

Amounts in thousands of Brazilian reais - R$, unless otherwise stated

1.            OPERATIONS

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp (the “Sabesp” or “Company”) is a mixed-capital company headquartered in São Paulo, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services, and supplies treated water on a bulk basis and provides sewage treatment services for another six municipalities of the Greater São Paulo Metropolitan Area.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. The new Sabesp vision sets forth as objective to be recognized as the company that has universalized the Sanitation services in its area of operation, focused on the customer, in a sustainable and competitive way, with excellence in environmental solutions.

The Company operates water and sewage services in 366 municipalities in the State of São Paulo, having temporarily discontinued operations in two of these municipalities due to court ordens under ongoing lawsuits. In most of these municipatilies operations are based on 30-year concession agreements. As of March 31, 2010, 88 concessions have expired and are being negotiated. From 2010 to 2030, 74 concessions will expire, and the remaining concessions have an indefinite term. By March 31, 2010, 175 program contracts had been signed.

Management expects that the referred concessions will be renewed or extended, thus there will not be a discontinuity of the water supply and sewage collection in these municipalities. On March 31, 2010 the net book value of the property, plant and equipment used in the 88 municipalities where the concessions are under negotiation totals R$2,275 million and the net revenues for the period ended on March 31, 2010 totals R$259 million.

In the municipality of Santos, in the coastal region, which has a significant population, the Company operates supported by a public authorization deed, a similar situation in other municipalities in that region and in the Ribeira valley, where the Company started to operate after the merger of the companies that formed it.

The important changes in regulation of the sanitation sector occurred in 2007 generated new challenges and opportunities for Sabesp. The regulatory milestone has consolidated the integration between the investments of the service provider and the priorities set forth by the Grantor municipalities rendered reporting more efficient and transparent, increasing security for investments.

The Company’s shares have been listed on the “Novo Mercado” (New Market) segment of BOVESPA (São Paulo Stock Exchange) since April 2002 and on the New York Stock Exchange (NYSE) as ADRs since May 2002.

The information on concession area, number of municipalities, water and sewage volumes and other related data disclosed in this report, which does not arise from the financial statements, have not been examined by the independent auditors.

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06.01 - EXPLANATORY NOTES

2.            PRESENTATION OF THE QUARTERLY FINANCIAL STATEMENTS

(i)            Presentation of the Quarterly Information

The quarterly financial statements have been prepared and are being presented base on the accounting practices adopted in the preparation of the financial statements of the fiscal year ended on December 31, 2009, as authorized by CVM Resolution 603/09.

On March 31, 2010, Management prepared an estimate of the possible effects in shareholders’ equity and in the result, being that the main accounting statements, interpretations and directions that might impact the Company’s financial statements are:

CPC 20 – Cost of Loans, approved by CVM Resolution 577

CPC 22 -  Segment Information, approved by CVM Resolution 582

CPC 27 – Fixed Assets, approved by CVM Resolution 619

CPC 33 – Employees’ Benefits, approved by CVM Resolution 600

CPC 37 – Initial adoption of accounting international standards, approved by CVM Resolution 609

CPC 38 – Financial Instruments: recognition and measurement, approved by CVM Resolution 604

CPC 39 – Financial Instruments: presentation, approved by CVM Resolution 604

CPC 40 – Financial Instruments: evidence, approved by CVM Resolution 604

- Interpretations:

ICPC 01 – Concession Contracts, approved by CVM Resolution 611

ICPC 08 – Accounting for proposal for payment of dividends, approved by CVM Resolution 601

ICPC 11 – Receiving of customers’ assets in transfer, approved by CVM Resolution 620

Estimate of possible impacts on the application of the CPC’s:

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01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO   43.776.517/0001-80

06.01 - EXPLANATORY NOTES

	March 31, 2010
	Shareholders’ Equity	Result
Beginning Balances before the application of CPC's	10,818,249	290,612
Write-off of GESP receivables related to Law 4819/58	(696,283)
Supplement of Actuarial Obligation	(838,674)	(5,051)
Other Adjustments	(82,088)	4,446
Deferred Income Taxes	(588,484)	14,861

Ending Balance after the application of CPC’s	8,612,720	304,868

Management, after refining the figures above and the conclusion of the studies regarding the disclosure and other related matters will restate the Quarterly Information – ITR in accordance with CVM Resolution 603/09. At this point, Management considered not practicable the presentation of this Quarterly Information – ITR, including the new CPC’s.

(ii)           Consolidated Financial Statements

The consolidated financial statements include the financial statements of Sabesp and its subsidiary Sesamm, which were included in the proportion of their equity interest. The Company maintains the shared control, detailed in Note 7, which fiscal year is coincidental to the holding’s and the accounting policies are uniform.

Although Sabesp’s equity interest in Sesamm capital stock is not majority interest, the shareholders’ agreement provides for the vetoing power on certain management matters together with OHL Meio Ambiente, Inima S.A.U. – Unipersonal (“Inima”) indicating shared control on Sesamm. Due to that, the Financial Statements have been presented in a consolidated basis.

The consolidation process of the balance sheet and income statement accounts adds up the balances of the assets, liabilities, revenues and expenses according to their nature, complemented by the elimination of the equity interest of the holding company in the capital stock and retained earnings of the subsidiary.

3.         CASH AND CASH EQUIVALENTS

	HOLDING		CONSOLIDATED
	Mar/10	Dec/09	Mar/10	Dec/09
Cash and banks	64,691	98,309	64,757	98,368
Cash equivalents	786,873	671,124	787,766	672,640
	851,564	769,433	852,523	771,008

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01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO   43.776.517/0001-80

06.01 - EXPLANATORY NOTES

4.            ACCOUNTS RECEIVABLE FROM CUSTOMERS

(a)           Balances

	HOLDING AND CONSOLIDATED
	Mar/10	Dec/09
Private sector
General and special customers (i) (ii)	803,589	776,040
Agreements (iii)	265,585	261,139
	1,069,174	1,037,179
Government entities
Municipal	552,913	569,655
Federal	3,764	2,871
Agreements (iii)	150,456	143,575
	707,133	716,101
Bulk sales - Municipal Administration Offices (iv)
- Guarulhos	418,920	411,774
- Mauá	196,722	190,153
- Mogi das Cruzes	13,958	14,188
- Santo André	442,655	428,227
- São Caetano do Sul	3,477	3,410
- Diadema	136,944	134,992
Wholesale total - Municipal City Halls	1,212,676	1,182,744

Unbilled supply	347,196	364,480

Subtotal	3,336,179	3,300,504

Allowance for doubtful accounts	(1,898,428)	(1,854,231)

Total	1,437,751	1,446,273

Current	1,162,978	1,179,730
Non-current (v)	274,773	266,543

(i)            General customers - residential and small and medium-sized companies.

(ii)           Special customers - large consumers, commercial, industries, condominiums and special billing consumers (industrial waste, wells, etc.).

(iii)          Agreements - installment payments of past-due receivables, plus monetary adjustment and interest.

(iv)          Whosale - municipal city halls - The balance of accounts receivable from wholesalers refers to the sale of treated water to the municipalities which are responsible for the distribution, billing and collection

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01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO   43.776.517/0001-80

06.01 - EXPLANATORY NOTES

from the end consumers, some of these municipalities question judicially the tariffs charged by Sabesp and do not pay the amounts under litigation. The past due amounts that are included in the allowance for doubtful accounts are substantially classified in non-current assets, according to the following table:

	HOLDING AND CONSOLIDATED
	Mar/10	Dec/09
Balance at beginning of period	1,182,744	1,074,368
Billing for services provided	86,800	332,975
Collections - current year’s services	(47,905)	(164,266)
Collections - previous year’s services	(8,963)	(60,333)
Balance at the end of the period	1,212,676	1,182,744
Current	60,709	68,898
Non-current	1,151,967	1,113,846

(v)           The non-current portion consists of past-due and renegotiated balances with customers and past-due receivables related to the wholesale of water to municipal authorities and is recorded net of allowance for doubtful accounts.

(b)           The aging of trade accounts receivable is as follows:

	HOLDING AND CONSOLIDATED
	Mar/10	Dec/09
Current	1,010,570	1,002,506
Past-due:
Up to 30 days	149,323	160,979
From 31 to 60 days	68,813	68,247
From 61 to 90 days	51,581	47,349
From 91 to 120 days	39,442	51,887
From 121 to 180 days	72,993	56,845
From 181 to 360 days	102,873	112,472
Over 360 days	1,840,584	1,800,219
Total	3,336,179	3,300,504

(c)           Allowance for doubtful accounts

(i)            The activity of the provision can be presented as follows:

	HOLDING AND CONSOLIDATED	HOLDING
	1º Qtr /10	1º Qtr /09
Beginning balance	1,854,231	1,633,289

Private sector / government entities	7,663	(14,962)
Bulk sales	36,534	92,506

Additions for the period	44,197	77,544
Ending balance	1,898,428	1,710,833

Current	866,117	809,712
Non-current	1,032,311	901,121

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01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO   43.776.517/0001-80

06.01 - EXPLANATORY NOTES

(ii)           In the Result

The Company recorded probable credit losses in accounts receivable calculated, in the first quarter of 2010, in the amount of R$51,536, directly to income of the period, booked in the “Selling Expenses” line item. In the first quarter of 2009, these losses were R$87,400.

	HOLDING AND CONSOLIDATED	HOLDING
	1º Qtr /10	1º Qtr /09
Provisions (over 5,000 Brazilian reais)	(95,409)	(139,145)
Recoveries (over 5,000 Brazilian reais)	51,212	61,601
Write-offs (lower or equal to 5,000 Brazilian reais)	(36,153)	(38,337)
Recoveries (lower or equal to 5,000 Brazilian reais)	28,814	28,481
Expenses	(51,536)	(87,400)

5.            BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The Company is a party to transactions with its controlling shareholder, the São Paulo State Government (“Gesp”), and companies related to it.

(a)           Accounts receivable, interest on capital and operating revenue with the São Paulo State Government

	HOLDING AND CONSOLIDATED
	Mar/10	Dec/09
Intercompany receivables
Current assets:
Water and sewage services (i)	95,430	82,278
Gesp Agreement (iii), (iv) and (v)	25,378	26,181
Provision for Losses (v)	(12,389)	(12,389)
Reimbursement of additional retirement and pension benefits - Agreement (ii) and (vi)	25,494	25,494
Reimbursement of additional retirement and pension benefits paid - Monthly flow (ii) and (vi)	4,705	14,423
Total current assets	138,618	135,987
Long-term assets:
Water and sewage services - Gesp Agreement (iii), (iv) and (v)	68,562	73,414
Reimbursement of additional retirement and pension benefits paid - Controversial (ii) and (vi)	483,800	471,591
Provision for Losses - Controversial (vii)	(483,000)	(471,591)

Reimbursement of additional retirement and pension benefits - Agreement (ii) and (vi)	180,578	186,951
Reimbursement of additional retirement and pension benefits - Reservoir (ii) and (vi)	696,283	696,283
Total Non-current	945,423	956,648
Total receivable from shareholder	1,084,041	1,092,635

Provision of water and sewage services	176,981	169,484
Reimbursement of additional retirement and pension benefits	907,060	923,151
	1,084,041	1,092,635

Interest on capital payable	198,099	198,099

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01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO   43.776.517/0001-80

06.01 - EXPLANATORY NOTES

	HOLDING AND CONSOLIDATED	HOLDING
	1°Qtr/10	1°Qtr/09
Gross revenue from sales and services
Water sales	57,547	46,059
Sewage services	48,496	38,298
Receipts	(81,836)	(76,315)

Financial Income	17,704	25,157

(i)            Water and sewage services

The Company provides supply services of water and collection of sewage to the State Government and other Companies related to it, under terms and conditions considered by Management as normal in the market, except as to the form of settlement of the credits, that may be realized under the conditions mentioned in items (iii), (iv) and (v).

(ii)           Reimbursement of additional retirement and pension benefits paid

It refers to amounts of supplemental benefits of retirement and pension plan provided by State of Sao Paulo’s Law 4819/58 (“Benefits”) paid by the Company to former employees or retirees.

Under the terms of the Agreement referred to in (iii), Gesp acknowledges to be responsible for the charges resulting from the Benefits, provided that the payment criteria set forth by the State Personnel Expense Department - DDPE, founded on the legal direction provided by the Legal Advisory of the Treasury Secretary and State’s General Attorney’s Office - PGE are obeyed.

As explained on item (vi), during the validation by Gesp of the amounts due to the Company on account of the Benefits, divergences have arisen as to the calculation criteria and eligibility of the Benefits applied by the Company.

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01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO   43.776.517/0001-80

06.01 - EXPLANATORY NOTES

On March 31, 2010 and December 31, 2009, 2,584 and 2,597 retirees, respectively, received supplemental pension payment, being that in the quarters ended on March 31, 2010 and December 31, 2009, the Company paid R$26,415 and R$36,764, respectively. There were 39 active employees on March 31, 2010 that will justify these benefits on occasion of their retirement, as compared with 91 employees in December 31, 2009.

In January, 2004, the supplemental pension and retirement pension payments were transferred to the Secretary of Treasury, and they would be made in accordance to calculation criteria defined by the PGE. Due to a judicial decision, the responsibility for the payments returned to Sabesp, under the original form.

(iii)          Gesp Agreement

On December 11, 2001 the Company, Gesp (by means of the State Secretary of Treasury Affairs, currently the Secretary of Treasury) and the Departamento of Água e Energia Eletrica - DAEE, with the intermediation of the Secretary of Hydro Resources, Sanitation and Works, currently the Secretary of Sanitation and Energy, entered into the Term of Acknowledgement and Consolidation of Obligations, Payment Commitment and Other Covenants (the “Gesp Agreement”) with the purpose to resolve the outstanding issues existing between the Gesp and the Company related to the services of water and sewage as to the Benefits.

The total agreement was R$678,830, at cost value, being (i) R$320,623 referring to the Benefits paid by the Company and not reimbursed by the State during the period from March, 1986 to November, 2001, and (ii) R$358,207 arising from the provision of water supply and sewage collection services, invoiced and past due from 1985 to December 01, 2001, but not paid by the Gesp.

Having in view the strategic importance of the reservoirs of Taiaçupeba, Jundiai, Biritiba, Paraitinga and Ponte Nova (“Reservoirs”), to guarantee the maintenance of the water volume of Alto Tiete, the Company agreed to received them as part of the reimbursement referring to the Benefits. The Reservoirs would be transferred to it by the DAEE, which, on its turn, would subrogate itself in credit of the same amount before the Gesp.

However, the State of Sao Paulo’s Attorney’s Office questioned the legal validity of this agreement, by means of public civil action, which main argument is the lack of specific legislative authorization for disposal of the DAEE’s assets. The Company’s legal counsels assess the risk of loss in this lawsuit as probable, if the mentioned legislative authorization is not obtained, thus would hinder the transfer of the related reservoirs as a partial settlement of the balance receivable.

The balances of services of water supply and sewage collection were included into the First and Second Amendments as described on items (iv) and (v). The balances referring to the reimbursement of the supplement of retirement and pension plan were included into the Term of Commitment between the State of Sao Paulo and Sabesp, as described on items (vi) and (vii).

(iv)          First Amendment to the Gesp Agreement

On March 22, 2004, the Company and the State Government amended the terms of the original GESP Agreement, thereby (1) consolidating and acknowledging amounts due from the State Government for water and sewage services, monetarily adjusted through February 2004; (2) formally providing for the offset of amounts due from the State Government against interest on shareholder’s equity declared by the Company and any other debt owed to the State Government at December 31, 2003, which were monetarily adjusted through February 2004; and (3) defining the payment terms of the remaining obligations of the State Government for water and sewage services.

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01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO   43.776.517/0001-80

06.01 - EXPLANATORY NOTES

Pursuant to the Amendment, the State Government recognized the amounts due to the Company for water supply and sewage collection services provided until February 2004 in the amount of R$581,779, including monetary adjustment based on the Benchmark interest Rate (TR) at the end of each year until February 2004. The Company recognized amounts payable to the State Government related to interest on capital in the amount of R$518,732, including (1) amounts declared and paid related to years previous to 2003 (R$126,967), (2) monetary adjustment of these amounts based on the annual variation of the Consumer Price Index (IPC/Fipe) until February 2004 (R$31,098); and (3) amounts declared and due related to 2003 (R$360,667).

The remaining obligation will be payable in monthly installments from May 2005 through April 2009, which will be subject to monthly monetary adjustment at the Expanded Consumer Price Index (IPCA/IBGE), plus 0.5% p.m.

The Amendment to the GESP Agreement does not provide for amounts owed by the State Government for supplementary retirement and pension plan benefits, paid by the Company on behalf of the State Government. Such amounts continue to be subject to the terms of the original GESP Agreement.

(v)          Second Amendment to the Gesp Agreement

On December 28, 2007, the Company and the State of São Paulo, by means of the Secretary of Treasury signed the second amendment to the terms of the original Gesp agreement, (1) agreeing with the payment is installments of teh remaining balance of the First Amendment, in the amount of R$133,709 (amount in November 30, 2007) to be paid in 60 equal, monthly and consecutive installments, the first one fell due on January 02, 2008. The amount of the installments is monetarily adjusted according to the variation of the IPCA-IBGE, added by simple interests of 0.5% per month. In the balance of this agreement, which installments have been paid monthly, there is an amount of R$46,244 that the State does not recognize as due. Sabesp has an understanding different from the State regarding this amount, not admitting the review of these previously agreed upon values, without the demonstration, in a grounded and unmistaken way, of the lack of correspondence between the amounts presented by Sabesp and the services effectively provided. (2) with regards to the past due and unpaid accounts in the period from March, 2004 to October, 2007, resulting from the provision of water and collection of sewage services in the total of R$256,608, R$236,126 have been received and R$8,093 were transferred to other debtor and R$12,389, object of discrepancies about the validation were submitted to ARSESP and are under analysis. Up to the moment, divergences as to the debtor have been identified, although not regarding the amount of the debt. In case of reclassification of the person responsible for paying the bill, Sabesp transferred the collection to the corresponding Entity. (3) the interests on shareholders’ equity due by Sabesp to the State, referring to the period from March, 2004 to December, 2006, in the amount of R$400,823, restated from June, 2007 to November, 2007 by the Selic rate, were paid in the period from January to March, 2008, (4) the State and Sabesp agreed upon resuming the fulfillment of their reciprocal obligations, timely, under the new premises: (a) implementation of the accounts electronic management system to facilitate and speed up the follow-up of the payment processes and the procures of budgeting management; (b) structuring of the Programa of Uso Racional de Agua - PURA, to rationalize the consumption of water and the amount of the water and sewage bills of the responsibility of the State; (c) the establishment, by the State, of criteria in the budgeting of a way to avoid the displacement of amounts in the specific line of water and sewage bills as of 2008; (d) possibility of registration of state entities and bodies in a default system or master file; (e) possibility of interruption of the supply of water to the state entities in case of default in the payment of water and sewage bills.

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06.01 - EXPLANATORY NOTES

Out of the invoicing of the months of November, 2007 to March, 2010, approximately 96% of the accounts have already been paid by the State Government.

(vi)          Third Amendment to Gesp Agreement

Gesp, Sabesp and DAEE, on November 17, 2008, entered into the Third Amendment to the Term of Agreement of Payment Commitment, and Other Agreements, where the State confesses to owe Sabesp the amount of R$915,251, monetarily adjusted until September, 2008 by the IPCA-IBGE, corresponding to the Uncontroversial Amount, calculated by FIPECAFI. Sabesp accepts temporarily the Reservoirs as part of the payment of the Uncontroversial Amount and offers to the State a temporary settlement, constituting a financial credit of R$696,283, corresponding to the value of the Reservoirs. The definitive settlement will only occur with the effective transfer of property in the relevant real estate notary. The remaining balance of R$218,967 is being paid in 114 monthly and consecutive installments, in the amount of R$1,920 each, restated annually by the IPCA/FIPE, added by interests of 0.5% p.m., the first of which fell due on November 25, 2008.

Sabesp and the State are working together on obtaining a legislative authorization in order to make viable the transfer of the Reservoirs to Sabesp, thus overcoming the juridical uncertainty caused by the Public Civil Action, mentioned in item (iii). After publication of the legislative authorization, the transfer of the Reservoirs to Sabesp will occur.

The Third Amendment also provides for the regularization of the monthly flow of benefits. While Sabesp is responsible for the monthly payments, by judicial decision, the State reimburses the Company based on criteria identical to those applied to the Uncontroversial Amount. In the absence of a impeditive judicial decision, the State will directly assume the flow of the portion of monthly payments of the part considered uncontroversial.

(vii)         As mentioned above, on November 17, 2008 the Company and the State executed the 3rd Amendment to GESP Agreement, in such occasion that the amounts called controversial and uncontroversial have been quantified. In such Amendment, efforts have been set in order to resolve what was called as Controversial Amount of Benefits. According to the fourth clause of this instrument, the Controversial Amount is represented by the difference between the Uncontroversial Amount and the amount effectively paid by the Company as supplemental retirement and pension benefits provided for Law 4819/58, under the original responsibility of the State of Sao Paulo, in the Company’s understanding, although paid by Sabesp until May, 2008, due to judicial order.

In executing the Third Amendment, an appreciation of the divergences that gave rise to the controversial amount of the benefits provided by Law 4819/58 has been provided. Such expectation was, at that time, based on the State’s Legal Representative (“PGE”) will to reanalyze the matter and also, in the Company’s understanding, to the reimbursement based on external legal opinions.

However, recent opinions issued by PGE and received on September 4th and 22nd, 2009 and on January 4th, 2010, once again denied the reimbursement of the larger portion of this amount. As a consequence, the management’s understanding has been changed about receiving the Controversial Amount upon a direct negotiation with the State.

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01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO   43.776.517/0001-80

06.01 - EXPLANATORY NOTES

Although the negotiations with the State are still underway, it is no longer possible to ensure that the Company will recover, in an entirely amicable way, the credits related to the Controversial Amount.

Sabesp will not waiver to the credits that the Company considers being legitimate holder against the State. In this sense, it shall exhaust all possibilities to resolve the question in the technical and legal levels. If the divergence persists, the Company shall adopt all necessary measures to safeguard the Company’s interests.

In this context, the Company’s management decided to recognize net income for 2008 an allowance for the impairment of the disputed reimbursement. As of March 31, 2010, this allowance totals R$483,800. As a consequence of the recognition of this allowance, it was also recognized the obligation related to the actuarial commitment maintaned with the beneficiaries, which right has been denied by the State, under the way it is paid by Sabesp. As of 31, 2010, the obligation totals R$520,055 (December 31, 2009 – R$518,027). For detailed information on the actuarial obligation refer to note 13.

(b)           Cash and cash equivalents

The Company’s balance of banks and short-term investments accounts with financial institutions controlled by the State Government was R$ 813,594 and R$ 722,170 on March 31, 2010 and December 31, 2009, respectively. The financial income from such investments was R$ 17,704 and R$ 25,157 in the first quarter of 2010 and 2009, respectively. The Company, due to State Decree nº 55,357 of January 18, 2010, must invest its excess resources with financial institutions controlled by the State Government.

(c)           Agreement for the use of reservoirs

In its operations, the Company uses the Guarapiranga and Billings reservoirs; should these reservoirs not be available for use to the Company, there could be the need to collect water from more distant places. The Company does not pay any fee for the use of these reservoirs but it is responsible for their maintenance and operating costs.

(d)           Agreements with lower tariffs with State and Municipal Government Entities that joined the Rational Water Use Program (PURA).

The Company has contracts signed with public entities linked to the State Government and to the municipalities served involving approximately 6.800 properties, which are benefited with a 25% reduction in the tariffs of the services of water supply and sewage collection, when not in default. The contracts provide for the implementation of the rational use of water program, which considers a reduction in the consumption of water.

(e)           Guarantees

The State Government grants guarantees for some loans and financings of the Company and does not charge any fee related thereto.

(f)           Sesamm

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01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO   43.776.517/0001-80

06.01 - EXPLANATORY NOTES

On August 15, 2008, the Company, as part of its growing process, together with the companies OHL Médio Ambiente, Inima S.A.U. - Unipersonal (“Inima”), Técnicas y Gestion Medioambiental S.A.U. (“TGM”) and Estudos Tecnicos e Projetos ETEP Ltda. (“ETEP”) organized the company Sesamm - Serviços de Saneamento de Mogi Mirim S/A (“Sesamm” or “Subsidiary”) which corporate object is the provision of services of supplementation of the implementation of the system of separation of sewage and implementation and operation of the sewage treatment system of the Municipality of Mogi Mirim, including the disposal of solid waste generated, as per note 7.

(g)           Contract of personnel assignment among entities related to GESP

The Company has contracts of personnel assignments with entities related to the São Paulo’s State Government, where the expenses are fully passed on the monetarily reimbursed.

As of March 31, 2010, the expenses related to employees transferred by Sabesp to other state entities amounted to R$807 (March 31, 2009 – R$964).

In the same period, the expenses related to employees of other entities at Sabesp’s disposal totaled R$54 (March 31, 2009 - R$41).

(h)           Services contracted from entities related to GESP

On March 31, 2010 Sabesp had outstanding the balance of R$17,537 payable referring to services provided to entities related to São Paulo’s State Government, among which we highlight the services of electric energy supply by Companhia Energetica de Sao Paulo - CESP, totaling 49% of the balance payable and by CETESB – Companhia de Tecnologia e Saneamento Ambiental, totaling 44% of the balance payable.

(i)                  Non-operating Assets

The Company had, on March 31, 2010 and December 31, 2009 the amount of R$ 26,411 mainly related to lands granted in free lease (“comodato”) to Associations, Assistance Entities, Non-Governmental Organizations and to the DAEE - Departamento de Águas e Energia Eletrica, among others. The lands granted to the DAEE total R$2,289.

(j)            Sabesprev

The Company sponsors the defined contribution plan managed by Fundação Sabesp de Seguridade Social - Sabesprev. The net actuarial obligation, recorded up to March 31, 2010, is R$492,061 (December 31, 2009 - R$480,103).

Management is making efforts towards maintaining, in permanent basis, the timely payment by the State regarding the transactions between the parties.

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01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO   43.776.517/0001-80

06.01 - EXPLANATORY NOTES

6.            INDEMNIFICATIONS RECEIVABLE

Indemnities receivable are a non-current asset that represents amounts receivable from the Municipalities of Diadema and Mauá as an indemnity for their unilateral termination of the concessions for water supply and sewage collection services of the Company in 1995. As of March 31, 2010 and December 31, 2009, this asset amounted to R$ 146.213 (nominal amounts).

Due to these concession agreements, the Company invested in the construction of water and sewage systems in those municipalities in order to meet its concession service commitments. For the unilateral termination of the Diadema and Mauá concessions, the municipalities assumed the responsibility of supplying water and sewage services in those regions. At that time, the Company reclassified the balances of property, plant and equipment related to the assets used in those municipalities to non-current assets (indemnities receivable).

The net book value of the items of property, plant and equipment related to the Municipality of Diadema, reclassified in December, 1996, was R$75,231, and the balance of the indemnifications receivable from the Municipality was R$60,295.

The net book value of the items of property, plant and equipment related to the Municipality of Maua, reclassified in December, 1999, was R$103,763, and the balance of the indemnifications receivable from the Municipality was R$85,918.

The Company’s rights to the recovery of these amounts are being judicially discussed by the municipalities.

Sabesp filed lawsuits to collect the amounts due by the municipalities. With regards to Diadema, the execution of the agreement entered with Diadema’s Mayor Office and the Companhia de Saneamento de Diadema – Saned, has started for the payment of the indemnification, the judge of first level accepted the appeals of the Mayor’s Office and extinguished the execution. Sabesp filed an appeal against such sentence and, in December, 2005, partial approval to this appeal was granted to declare the validity of the agreement and determine that the appeals to the execution were once again judged in first level. On December 2007, the decision that accepted the execution of the Saned was rendered, ordering this company to be summoned to pay the full amount of the debt within 15 days under the penalty of fine. The realization of the pledge in cash was approved on Saned’s bank accounts and financial investments (online pledge)up to 10% of the restated amount of the debit, being blocked and withdrawn the amount of R$2,919 in March 3rd, 2009. Later, the Court of Justice determined that the pledge be made upon weekly deposit by Saned of the amount corresponding to 20% on all it receives in its bank accounts and financial investments, such decision still being subject of appeal. Regarding Diadema Mayor’s Office, a new sentence was  given to the appeals to the execution, on October, 2009, recognizing the existence of the right to claim the debt, and affirming that the execution against the Municipality shall be made upon precatory notes (and not by pledge). Sabesp and the Mayor’s Office have appealed against such judgment.

On December 29, 2008, Saned and the municipality of Diadema entered into, with the State of Sao Paulo and Sabesp, a Memorandum of Intent with the purpose to prepare studies and conduct negotiations to instruct decisions of Diadema and Sabesp, aiming at the exclusive provision of water and sewage services in the municipality of Diadema.

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01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO   43.776.517/0001-80

06.01 - EXPLANATORY NOTES

The parties agreed that the search for a negotiated solution for the currently existing conflicts among the companies is fundamental so that the public service of water supply, sewage collection and treatment have their proper development in Diadema.

On January, 2009 the parties presented joint petition requesting the suspension of new pledges for the period of three months in order to try to make an agreement viable. The suspension was granted by the Judge of Public Treasury and, successively renewed, being the last renewal occurred on April, 2010 in face of negotiations for agreement.

With regards to Mauá, a first level decision was given determining that the Municipality pays the amount of R$153.2 million as compensation for the damages caused and for loss of profits. The Maua’s City Hall appealed against this decision. On July 2006, the decision was converted in diligence consisting of an expert clarification on the amount of the indemnity for loss of profits and the expert confirmed the amount of the loss of profits determined by the lower court. In August, 2008, the appeal was judged, having fully maintained the conviction imposed in the first level. The Maua Mayor’s Office filed special and extraordinary appeals against the sentence that confirmed its conviction to indemnify Sabesp. Both appeals were not accepted by the Court of Justice, causing the filing of appeals to the Superior Court of Justice and to the Supreme Court.

Based on the opinion of the legal counsels, Management continues to affirm that the Company has legal right to receive the amounts corresponding the indemnification and it continues to monitor the situation of the lawsuits.

7.            INVESTMENTS

	Dec/09	Equity share of results of subsidiaries	Mar/10
Sesamm	3,614	(117)	3,497
Others	720	-	720
Total	4,334	(117)	4,217

On August 15, 2008 the company Sesamm - Serviços de Saneamento de Mogi Mirim S/A was organized with a duration term of 30 years counted from the date of signature of the Concession Contract with the municipality which corporate objective is the provision of services of complementation of the implementation of the separation system of sewages and implementation and operation of the sewage treatment system of the Municipality of Mogi Mirim, including the disposal of the solid waste generated.

On March 31, 2010 the Sesamm’s capital stock was R$10,669, divided into 10,669,549 common nominated shares, with no par value, of which Sabesp holds 36% of equity interest.

On March 31, 2010 the Sesamm’s operations had not still been initiated.

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01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO   43.776.517/0001-80

06.01 - EXPLANATORY NOTES

8.            PROPERTY, PLANT & EQUIPMENT

	HOLDING
	Mar/10			Dec/09
	Cost	Accumulated depreciation	Net	Net

In use
Water systems
Land	954,857	-	954,857	952,163
Buildings	2,699,885	(1,693,387)	1,006,498	965,950
Connections	1,019,105	(437,623)	581,482	572,956
Water meters	304,954	(148,200)	156,754	148,287
Networks	3,493,525	(1,270,512)	2,223,013	2,300,440
Wells	183,569	(111,709)	71,860	78,155
Equipment	580,260	(408,255)	172,005	171,911
Others	18,231	(14,656)	3,575	3,696
	9,254,386	(4,084,342)	5,170,044	5,193,558
Sewage systems
Land	346,382	-	346,382	346,382
Buildings	1,657,619	(732,015)	925,604	904,359
Connections	948,322	(436,062)	512,260	504,125
Networks	5,757,558	(1,506,470)	4,251,088	4,304,948
Equipment	621,778	(465,056)	156,722	162,318
Others	2,624	(2,081)	543	665
	9,334,283	(3,141,684)	6,192,599	6,222,797
General use
Land	91,093	-	91,093	91,452
Buildings	135,550	(86,107)	49,443	43,077
Transportation equipment	140,948	(119,402)	21,546	20,186
Information Technology Equipment	116,115	(82,559)	33,556	43,900
Furniture, Fixture and Equipment	259,371	(139,156)	120,215	115,666
Land used	20,488	-	20,488	20,488
Assets by third parties	8,411	(2,489)	5,922	5,923
	771,976	(429,713)	342,263	340,692
Subtotal in use	19,360,645	(7,655,739)	11,704,906	11,757,047

Work in progress:
Water systems	1,642,695	-	1,642,695	1,507,673
Sewage systems	2,323,941	-	2,323,941	2,166,018
Others	11,399	-	11,399	10,318
Subtotal in progress (d)	3,978,035	-	3,978,035	3,684,009

Grand Total	23,338,680	(7,655,739)	15,682,941	15,441,056

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01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO   43.776.517/0001-80

06.01 - EXPLANATORY NOTES

The consolidated balance totals the amount of R$15,685,606, being the difference of R$2,651 referring to the sewage projects and R$14 represented mainly by furniture and fixture and equipment.

The operating fixed assets represent the assets involved in the services providing of water supply and sewage collection. Under the assets originated from contracts negotiated based on financial and economic appraisals, Sabesp holds the possession and management.

The concession contracts provide that the assets will be reversed to the conceding power at the end of the period, upon indemnification by the net market value as set forth in each contract. In the program contracts, the indemnification will correspond to the net present value of the cash flows in the remaining period at the date of resume of the services, monetarily restated and added by interests until the date of effective payment.

(a)           Depreciation

Depreciation is calculated at the following rates:

Structure - 2%, connections - 2%, hydrometers - 10%, networks - 2%, wells - 5%, equipment - 5%, transportation equipment - 10%, information technology equipment - 20%, furniture and fixture - 6.7%.

(b)           Disposals of property, plant and equipment

The Company wrote-off, in the first quarter of 2010, items of fixed assets in the amount of R$1,324 (in the first quarter of 2009- R$1,780), related to the operating assets group.

(c)           Capitalization of interests and financial costs

The Company capitalized interests and monetary variation, including foreign exchange variation, to property, plant and equipment in the amount of R$25,907 in the first quarter of 2010 (in the first quarter of 2009 - R$(35,283)), during the period when the assets were presented as work in progress.

(d)           Construction in progress

The provision for disbursements from the second quarter of 2010 until 2015, referring to investments already contracted, is approximately R$4,162 million (not audited).

(e)           Expropriations

As a result of the execution of priority works related to the water and sewage systems there was the need to expropriate in third party’s properties which owners shall be reimbursed by amicable or judicial means.

The forecast for disbursements to be made after the second quarter, 2010, is approximately R$ 538 million (not audited), which shall be covered by own resources. The assets object of these lawsuits shall be recorded in the fixed assets when the operation is carried out. In the first quarter of 2010, the amount referring to the expropriations was R$ 980 (in the first quarter of 2009 - R$ 2,098).

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06.01 - EXPLANATORY NOTES

(f)           Assets pledged as guarantee

On March 31, 2010 and December 31, 2009 the Company held assets in the amount of R$249,034 given in guarantee to Request of Special Payment in Installment - Paes (Note 12).

(g)           Non-operating Assets

The Company had, on March 31, 2010 and December 31, 2009 the amount of R$26,411 related mainly to lands granted in free lease to the Associations, Assistance Entities, Non-Governmental Organizations and to the DAEE - Departamento de Aguas e Energia Eletrica, among others.

(h)           Revaluation

Property, plant and equipment items were revaluated in 1990 and 1991 and have been depreciated at annual rates which take into consideration the estimated remaining economic useful lives.

As permitted by CVM Instruction 197/93, the Company did not record a provision for the tax effects (deferred taxes) on the surplus of the revaluation of property, plant and equipment carried out in 1990 and 1991. Had the income tax and social contribution on the revaluation reserve been accounted for, the amount to as of March 31, 2010 would be R$ 337,063 (R$ 363,741 up to March 31, 2009). The amounts of R$39,037 and R$21,662 from the revaluation reserve were realized in the periods ended on March 31, 2010 and March 31, 2009, respectively.

The Company elected to keep the Revaluation Reserve recorded until its respective realization.

(i)            Assets totally depreciated in operation

On March 31, 2010 and December 31, 2009 the gross book value of the totally depreciated assets that are still in use is R$930,475 and R$955,893, respectively.

(j)            PPP – Public private partnership

Sabesp and CSB – Sistema Produtor Alto Tiete S/A, special purpose company organized by the companies Galvão Engenharia S.A. and Companhia Aguas dop Brasil – CAB Ambiental, executed in June, 2008 the Public Private Partnership contracts of the Sistema Produtor Alto Tiete.

The service contract represents a 15-year commitment, during which the works of capacity increase of the Taiaçupeba Water Treatment Station, the construction of large-sized aqueducts and four reservoirs that will have the capacity to store 70 million litters, are provided.. In addition to the works, it shall be the company’s responsibility the provision of maintenance services to the dams; inspection and maintenance of tunnels and channels; civil and electro-mechanic maintenance in units that integrate the Alto Tiete System; the treatment and final disposal of the mud generated in the production of treated water and other services.

The initiative will make investments viable for the realization of a set of works and services that will enhance the offer of water from 10 to 15 thousand liters per second, thus ensuring the regularity of the supply across the region.

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01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO   43.776.517/0001-80

06.01 - EXPLANATORY NOTES

On March 31, 2010 the book amount recorded in the Company’s fixed assets related to the PPP still under construction is R$166,569 (2009 – R$129,232).

In the period from January to March, 2010 it was paid to CAB the amount of R$12,844, being R$10,057 recorded as expenses and R$2,787 as amortization of expenses related to the construction.

9.            INTANGIBLE

	HOLDING AND CONSOLIDATED
	Mar/10	Dec/09
Concessions (i)	501,449	504,145
Program contracts (commitments) (ii)	261,710	258,802
Software licenses (iii)	8,056	9,565
Program Contracts - investments performed (iv)	809,097	772,791
New Businesses (v)	961	-
Total	1,581,273	1,545,303

(i) Concessions

In the period between 1999 and 2006, the negotiations for new concessions were conducted on the basis of the economic and financial results of the transaction, determined in an appraisal report issued by independent experts.

The amount determined in the respective contract, after the transaction is closed with the municipal authorities, with payment through Company shares in cash, is recorded in this account and amortized over the period of the related concession (normally 30 years). As of March 31, 2010 and December 31, 2009 there were no amounts pending related to these payments to the municipalities.

The net amount shown relates to concessions with the following municipalities:

	HOLDING AND CONSOLIDATED

	Mar/10			Dec/09

	Cost	Accumulated amortization	Net	Net
Agudos	10,156	(2,958)	7,198	7,291
Bom Sucesso do Itararé	926	(109)	817	829
Campo Limpo Paulista	21,036	(4,836)	16,200	14,949
Conchas	4,165	(929)	3,236	3,278
Duartina	2,045	(509)	1,536	1,558
Estância de Serra Negra	15,689	(3,253)	12,436	12,502
Itapira	16,360	(1,330)	15,030	15,030
Itararé	6,536	(2,140)	4,396	4,457
Marabá Paulista	1,896	(294)	1,602	1,623
Miguelópolis	11,712	(2,105)	9,607	9,718
Osasco	296,755	(92,287)	204,468	207,045
Paraguaçu Paulista	25,915	(5,930)	19,985	20,247
Paulistânia	222	(49)	173	166
Sandovalina	2,562	(369)	2,193	2,218
Santa Maria da Serra	1,197	(371)	826	837
São Bernardo do Campo	237,464	(48,926)	188,538	190,527
Várzea Paulista	17,829	(4,621)	13,208	11,870
Total	672,465	(171,016)	501,449	504,145

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ITR - QUARTERLY INFORMATION	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	03/31/2010

01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO   43.776.517/0001-80

06.01 - EXPLANATORY NOTES

The amortization of intangible assets is performed during the effective period of the concession agreements of the related municipalities.

In the first quarter of 2010 and 2009, amortization expenses related to concession intangible rights were R$5,860 and R$5,651, respectively.

(ii)           Program contracts (commitments)

As of the regulatory mark, the renewals occurred by means of program contracts. In some of them the Company assumed commitments to financially participate in social environmental sanitation actions.

These commitments were recorded as offset to intangible assets in the amount of R$276,373 (Dec/09 - R$271,194) deducted from the adjustment to present value of R$85,847 at an interest rate of 6% plus IPCA.

These assets are being amortized over the duration of the program contract (in their majority on 30 years).

The committed amounts are related to the following municipalities:

	HOLDING AND CONSOLIDATED
	Mar/10			Dec/09
Municipality	Cost	Accumulated amortization	Net	Net
Alfredo Marcondes	70	(5)	65	65
Aparecida D’Oeste	45	(3)	42	43
Auriflama	110	(1)	109	110
Avaré	5,000	(292)	4,708	4,750
Bento de Abreu	50	(4)	46	47
Bocaina	800	(60)	740	747
Caçapava	9,000	(525)	8,475	8,550
Campos do Jordão	3,000	(258)	2,742	2,767
Capão Bonito	2,000	(117)	1,883	1,900
Emilianópolis	112	(9)	103	103
Espírito Santo do Pinhal	5,179	(14)	5,165	-
Fartura	243	(14)	229	231
Fernandópolis	9,500	(712)	8,788	8,867
Franca	20,676	(1,838)	18,838	19,010
Indiaporã	250	(15)	235	237
Irapuã	260	(2)	258	260
Jales	4,426	(381)	4,045	4,082
Lorena	9,000	(675)	8,325	8,400
Magda	320	-	320	320
Mococa	8,843	(516)	8,327	8,401
Mombuca	197	(15)	182	184
Monte Alto	5,000	(306)	4,694	4,736
Novo Horizonte	5,000	(292)	4,708	4,750
Pindamonhangaba	16,000	(1,022)	14,978	15,111
Piratininga	350	(21)	329	331
Planalto	39	(3)	36	36
Pongaí	35	-	35	35
Quatá	1,000	(8)	992	1,000
Riolândia	2,643	(154)	2,489	2,511
São João da Boa Vista	16,700	(974)	15,726	15,865
São José dos Campos	142,945	(5,956)	136,989	138,179
São Luiz Paraitinga	600	(45)	555	560
São Manuel	1,300	(76)	1,224	1,235
Tupã	5,540	(339)	5,201	5,248
Valentim Gentil	140	(11)	129	131
Total	276,373	(14,663)	261,710	258,802

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ITR - QUARTERLY INFORMATION	Corporate Law
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01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO   43.776.517/0001-80

06.01 - EXPLANATORY NOTES

In the first quarter of 2010 and 2009, the amortization expenses related to the commitments of the program contracts were R$2,272 and R$2,524, respectively.

The amounts not yet disbursed related to program contracts are recorded under the caption “other obligations” in current liabilities, R$44,507 and non-current liabilities, R$99,501.

(iii)          Software licenses

As of March 31, 2010, the net amount of software licenses was R$8,056 (Dec/2009 - R$9,565).

(iv)          Program Contracts - Investments Performed

Refer to renewals of the contracts previously named full concession to operating concession, through program contracts that have the object the provision of municipal public services of supply and sanitation sewage, where the Company has the ownership and management of the assets acquired or constructed during the term of these contracts (30 years).

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01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO   43.776.517/0001-80

06.01 - EXPLANATORY NOTES

	HOLDING AND CONSOLIDATED
	Mar/10			Dec/09
	Cost	Accumulated amortization	Net	Net
In use
Water systems
Land	7,561	(356)	7,205	7,251
Buildings	47,955	(2,442)	45,513	45,775
Connections	30,136	(1,383)	28,753	28,088
Water meters	23,226	(1,086)	22,140	17,007
Networks	83,498	(3,891)	79,607	82,888
Wells	12,462	(631)	11,831	11,781
Equipment	15,515	(1,892)	13,623	13,748
Others	5,831	(299)	5,532	5,500
Subtotal	226,184	(11,980)	214,204	212,038

Sewage systems
Land	2,332	(106)	2,226	2,230
Buildings	49,431	(2,498)	46,933	46,765
Connections	38,476	(1,725)	36,751	36,297
Networks	124,297	(5,844)	118,453	116,450
Equipment	17,821	(2,253)	15,568	16,762
Others	9,914	(561)	9,353	9,435
Subtotal	242,271	(12,987)	229,284	227,939

General use
Land	9	-	9	9
Buildings	391	(13)	378	366
Transportation equipment	6,097	(303)	5,794	5,756
Information Technology Equipment	1,198	(54)	1,144	1,097
Furniture, Fixture and Equipment	6,238	(432)	5,806	5,844
Subtotal	13,933	(802)	13,131	13,072

Total	482,388	(25,769)	456,619	453,049

Work in progress:
Water systems	89,110	-	89,110	74,516
Sewage systems	263,030	-	263,030	244,891
Others	338	-	338	335
Subtotal in progress	352,478	-	352,478	319,742

Grand Total	834,866	(25,769)	809,097	772,791

The amortization of the assets is performed during the effectiveness of the program contracts.

(v)  New Businesses

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01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO   43.776.517/0001-80

06.01 - EXPLANATORY NOTES

It was signed, in August, 2009, with the Companhia of Saneamento de Alagoas (CASAL), the specialized technical services contract and technology transfer with the purpose to implement a program of loss reduction and revenue evasion of the Municipalty of Maceio, by 60 months.

On March 31, 2010 the amount in progress referring to this contract was R$961.

10.          LOANS, FINANCINGS & DEBENTURES

Outstanding balance of loans and financings

	HOLDING AND CONSOLIDATED
	Mar/10			Dec/09
	Current	Non-current	Total	Current	Non-current	Total	Guarantees	Maturity	Annual interest rate	Monetary adjustment
Financial Institution:
COUNTRY
União Federal / Banco do Brasil	295,251	1,051,855	1,347,106	288,833	1,127,136	1,415,969	Gov.Est.S.Paulo and own resources	2014	8.50%	UPR
Debentures 6th Issuance	232,415	-	232,415	225,755	-	225,755	Unsecured	2010	11%	IGP-M
Debentures 7th Issuance	-	-	-	121,380	-	121,380	Unsecured	2010	10.8%	IGP-M
Debentures 8th Issuance	-	429,932	429,932	-	418,535	418,535	Unsecured	2011	10.75%	IGP-M
Debentures 9th Issuance	-	226,552	226,552	-	223,741	223,741	Unsecured	2015	CDI+2.75% (1st series) e 12.87% (2nd series)
Debentures 10th Issuance	-	276,276	276,276	-	274,476	274,476	Unsecured	2020	TJLP+1.92% (1st series and 3rd series) and 9.53% (2nd series)	IPCA
Caixa Econômica Federal	80,940	690,948	771,888	78,871	679,992	758,863	Own Resources	2010/2031	6.8% (weighted)	UPR
Promissory Notes	-	899,207	899,207	-	898,447	898,447		2015	CDI + 3.5%
FIDC - Sabesp I	55,556	-	55,556	55,556	13,889	69,445	Own Resources	2011	CDI + 0.70%
Banco Nacional de Desenvolvimento Econômico e Social – BNDES	42,976	73,102	116,078	42,857	83,940	126,'797	Own Resources	2013	3% + TJLP LIMIT 6%
Banco Nacional de Desenvolvimento Econômico e Social - BNDES coastal region	-	130,474	130,474	-	130,473	130,473		2019	2.5% + TJLP LIMIT 6%
Banco Nacional de Desenvolvimento Econômico e Social – BNDES PAC	-	30,001	30,001	-	14,602	14,602	Own Resources	2023	2.15% + TJLP LIMIT 6%
Banco Nacional de Desenvolvimento Econômico e Social – BNDES ONDA LIMPA	-	105,117	105,117	-	-	-	Own Resources	2025	1.92% + TJLP LIMIT 6%
Others	3,141	9,513	12,654	3,276	11,575	14,851		2010/2018	12% / CDI / TJLP+ 6%	UPR
Interests and charges	155,117	-	155,117	112,297	7,961	120,258
Total Domestic	865,396	3,922,977	4,788,373	928,825	3,884,767	4,813,592

FOREIGN CURRENCY
Inter-American Development Bank - BID US$ 367,680 thd. (Dec./09 - US$ 374,647 thd)	65,312	589,525	654,837	64,250	588,085	652,335	Federal Government	2016/2025	3.00% a 4.93% (i)	Currency Basket Var. + US$
Euro Bonds - US$ 140,000 thd (Dec./09 - US$ 140,000 thd)	-	249,340	249,340	-	243,768	243,768		2016	7.5%	US$
JICA - Yens 21,316,000 thd (Dec./09 - Yens 21,316,000 thd)	-	406,283	406,283	-	400,932	400,932	Federal Government	2029	1.8% and 2.5% (i)	Yens
BID 1983AB - US$ 250,000 thd (Dec./09 - US$ 250,000 thd.)	-	441,936	441,936	-	431,911	431,911		2023	4.47% to 4.97% (i)	US$
Interests and charges	25,103	-	25,103	17,462	-	17,462
Total International	90,415	1,687,084	1,777,499	81,712	1,664,696	1,746,408
TOTAL OF LOANS AND FINANCINGS	955,811	5,610,061	6,565,872	1,010,537	5,549,463	6,560,000

Parity rates as of March 31, 2010: US$ 1.7810; Yen 0.019060 (December 31,2009: US$ 1.7412; Yen 0.018809).

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01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO   43.776.517/0001-80

06.01 - EXPLANATORY NOTES

As of March 31, 2010, the Company did not have any balances os loans and financing raised in the short term.

(i)            The demonstration of the annual interest rates is summarized in the contract’s general table.

	2010			2009			Interest rate
	Current	Non-current	Total	Current	Non-current	Total
BID Contract 713	42,060	294,415	336,475	41,517	290,622	332,139	4.26%
BID Contract 896	4,947	29,683	34,630	4,837	29,020	33,857	3.00%
BID Contract 1212	18,305	265,427	283,732	17,896	268,443	286,339	4.93%
Jica Consulting	-	232,602	232,602	-	229,539	229,539	1.80%
Jica Work	-	173,681	173,681	-	171,393	171,393	2.50%
BID 1983 A	-	178,100	178,100	-	174,120	174,120	4.97%
Bid 1983 B1	-	178,100	178,100	-	174,120	174,120	4.67%
BID 1983 B2	-	89,050	89,050	-	87,060	87,060	4.47%

(ii) In accordance with the CPC 08, we prepared the table below to show the annual effects of the financial expenses resulting from borrowing costs on at the effective interest rates.

	2010	2011	2012	2013	2014	2015	2016 and thereafter	Total	Annual interest
Debentures - 9th issuance - 1st series	219	293	294	246	-	-	-	1,052	0.285402%
Debentures - 9th issuance - 2nd series	191	255	256	256	257	214	-	1,429	0.207581%
Debentures - 10th issuance - 1st series	27	37	37	37	37	37	179	391	0.047597%
Debentures - 10th issuance - 2nd series	29	39	39	39	39	39	194	418	0.047597%
Debentures - 10th issuance - 3rd series	41	55	55	55	55	55	270	586	0.047597%
Promissory Notes	137	183	183	141	100	49	-	793	0.037393%
AB Loan A	77	102	102	102	102	102	777	1,364	0.063221%
AB Loan B1	96	127	128	128	128	128	577	1,312	0.079033%
AB Loan B2	57	76	76	77	77	77	197	637	0.094847%
Total	874	1,167	1,170	1,081	795	701	2,194	7,982

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ITR - QUARTERLY INFORMATION	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	03/31/2010

01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO   43.776.517/0001-80

06.01 - EXPLANATORY NOTES

No premiums were paid on funds raised.

(iii)          On March 1, 2010 occurred the total settlement of the 7th issuance of debentures, 2nd series.

(iv)          Repayment schedule of loans and financing

The total debt volume to be paid through the end of 2010 is R$814,251 and the amount denominated in US dollars is R$81,262 and the amount of R$732,989 refers to the interest and principal of loans denominated in Brazilian reais falling due.

							2016
BANK	2010	2011	2012	2013	2014	2015	and thereafter	TOTAL
COUNTRY
Federal Government/Banco do Brasil	219,076	314,624	342,448	372,732	98,226	-	-	1,347,106
Caixa Econômica Federal (CEF)	60,068	86,514	95,639	97,048	58,474	36,126	338,019	771,888
Debentures	232,415	462,915	34,981	110,052	77,069	77,069	170,674	1,165,175
FIDC - SABESP I	41,667	13,889	-	-	-	-	-	55,556
BNDES (National Bank for Economic and Social Development)	32,140	42,852	36,914	4,172	-	-	-	116,078
BNDES (National Bank for Economic and Social Development) Coastal region	-	-	16,309	16,309	16,309	16,309	65,238	130,474
BNDES (National Bank for Economic and Social Development) PAC	-	1,250	2,500	2,500	2,500	2,500	18,751	30,001
BNDES (National Bank for Economic and Social Development) ONDA LIMPA	-	-	6,064	8,086	8,086	8,086	74,795	105,117
Promissory Notes	-	-	-	299,706	-	599,501	-	899,207
Other	2,420	6,557	383	432	487	549	1,826	12,654
Interest and charges	145,203	9,914	-	-	-	-	-	155,117
Total - Domestic	732,989	938,515	535,238	911,037	261,151	740,140	669,303	4,788,373

ABROAD
BID	56,159	65,312	65,312	65,312	65,312	65,312	272,118	654,837
Eurobonds	-	-	-	-	-	-	249,340	249,340
JICA	-	10,981	21,961	21,961	21,961	21,961	307,458	406,283
BID 1983AB	-	42,324	42,324	42,324	42,324	42,324	230,316	441,936
Interest and charges	25,103	-	-	-	-	-	-	25,103
Total Abroad	81,262	118,617	129,597	129,597	129,597	129,597	1,059,232	1,777,499
Grand Total	814,251	1,057,132	664,835	1,040,634	390,748	869,737	1,728,535	6,565,872

(v)           Covenants

As of March 31, 2010, the Company was compliant with all covenants.

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01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO   43.776.517/0001-80

06.01 - EXPLANATORY NOTES

11.          DEFERRED TAXES AND CONTRIBUTIONS

(a)           Balances

	HOLDING AND CONSOLIDATED
	Mar/10	Dec/09
In current assets (i)
Deferred income tax	184,523	190,111
Deferred social contribution tax	66,428	68,440
	250,951	258,551
In non current assets (ii)
Deferred income tax	434,769	389,802
Deferred social contribution tax	156,517	140,329
	591,286	530,131
In current liabilities (iii)
Deferred income tax	209	209
Deferred social contribution tax	75	75
Deferred PASEP (tax on revenue)	12,697	14,352
Deferred COFINS (tax on revenue)	15,960	23,276
	28,941	37,912
In non-current liabilities (iv)
Deferred income tax	55,772	57,780
Deferred social contribution tax	15,568	16,291
Deferred PASEP (tax on revenue)	21,436	20,807
Deferred COFINS (tax on revenue)	64,879	61,982
	157,655	156,860

	HOLDING AND CONSOLIDATED
	1st Qtr/10	1st Qtr//09
To the result of the year

Income tax	(174,699)	(129,499)
Deferred income tax	41,387	24,112
	(133,312)	(105,387)

Social contribution tax	(62,232)	(46,855)
Deferred social contribution tax	14,899	8,681
	(47,333)	(38,174)

(i)            In current assets

Substantially calculated based on timing differences in the amount of R$ 738,092 (Dec/2009 - R$ 760,443).

(ii)           In non-current assets

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01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO   43.776.517/0001-80

06.01 - EXPLANATORY NOTES

Substantially calculated based on timing differences in the amount of R$ 1,739,076 (Dec/2009 - R$ 1,559,210) related to the income tax and social contribution.

The Company’s Management expects to realize the long term balance, mentioned on item (ii) in 2011 in the same proportion of 2010, and the remaining to be realized in the subsequent year of 2012.

(iii)          Current Liabilities

- Income Tax and Social Contribution

Substantially calculated based on timing differences in the amount of R$ 837, related to the income tax and social contribution.

- Pasep and Cofins

Calculated substantially on billings to government entities, and the obligation is determined and the allowance is recognized when the service is provided, and its settlement when the invoices are paid.

(iv)          In non-current liabilities

- Income and social contribution taxes

Substantially calculated based on timing differences in the amount of R$ 223,088 (Dec./2009 - R$ 231,120) related to the income tax and R$ 172,981 (Dec./2009 - R$ 181,013) related to the social contribution.

- Pasep and Cofins

Calculated substantially on billings to government entities, and the obligation is determined and the allowance is recognized when the service is provided, and its settlement when the invoices are paid.

(b)           Break-down of deferred taxes and contributions

	HOLDING AND CONSOLIDATED
	Mar/10	Dec/09

In current assets
Provisions for contingencies	250,951	258,551

In non-current assets
Provisions for contingencies	329,167	282,960
Social security liabilities	164,160	160,094
Other	97,959	87,077
	591,286	530,131
Total deferred tax assets	842,237	788,682

In current liabilities
Costs in the issuance of securities	284	284
Public entity revenues	28,657	37,628
	28,941	37,912
In non-current liabilities
Costs in the issuance of securities	699	1,066
Public entity revenues	70,641	73,005
Public entity income	86,315	82,789
	157,655	156,860
Total deferred tax liabilities	186,596	194,772

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01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO   43.776.517/0001-80

06.01 - EXPLANATORY NOTES

(c)           Conciliation of the effective tax rate

The amounts recorded as income and social contribution tax expenses in the interim financial statements are reconciled to the statutory rates provided for in law, as shown below:

	HOLDING AND CONSOLIDATED

	1st Q/10	1st Q /09

Income before taxes on income	471,257	399,775
Statutory rate	34%	34%
Expected tax charge at statutory rate	(160,227)	(135,924)
Permanent differences
Realization of revaluation reserve	(13,273)	(7,365)
Provision Law 4819/58 (i)	(4,841)
Other differences	(2,304)	272
Income tax and social contribution	(180,645)	(143,561)

Current income tax and social contribution	(236,931)	(176,354)
Deferred income tax and social contribution	56,286	32,793
Effective tax rate	38%	36%

(i)                   Permanent difference related to the Provision for losses of the controversial amount of the benefits of State Law 4819/58 and provision related to the actuarial obligation (note 5 (vii)).

(d)           Transitional Tax Regime – RTT

The Company elect to adopt the Transitional Tax Regime (RTT) set up by Law 11941/09. This way, the effects brought by the changes of Law 11638/07 did not have impacts for tax purposes.

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01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO   43.776.517/0001-80

06.01 - EXPLANATORY NOTES

12.          PROGRAM PAES

The Company applied for enrollment in PAES on July 15, 2003, in accordance with Law No. 10684 of May 30, 2003, and included in its application the debts related to COFINS and PASEP which were involved in a legal action challenging application of Law 9718/98, and the outstanding balance under the Tax Recovery Program (REFIS). The total amount included in PAES was R$316,953, as follows:

Taxes	Main	Fines	Interests	Total

Cofins	132,499	13,250	50,994	196,743
Pasep	5,001	509	2,061	7,571
Refis	112,639	-	-	112,639
Total	250,139	13,759	53,055	316,953

The debt is being paid in 120 months. The amounts paid in the 1 qtr./10 and 1 qtr./09 were respectively R$8,559 and R$8,216 and were recorded as financial expenses of R$1,155 in the 1st qtr/10 and R$1,555 in the 1st qtr/09. The outstanding balance on March 31, 2010 is R$ 111,636. The assets given in guarantee for the previous Refis Program, in the amount of R$249,034 continue to guarantee the amounts of the Paes Program.

13.          SOCIAL SECURITY LIABILITIES

The Company sponsors Fundação Sabesp de Seguridade Social - Sabesprev, an entity established in August 1990 with the main purpose of managing the pension plan and the welfare program for Sabesp’s employees.

(a)           Pension plan benefits:

The monthly contributions to the pension fund - defined benefit correspond to 2.1% by the Company and 2.2% by the participants.

Participants’ contributions above refer to the average contributions, as the discount amount ranges from 1% to 8.5% depending on the salary bracket.

In order to meet the provisions of CVM Resolution No. 371 of December 13, 2000, the amounts of the pension and retirement benefits granted or to be granted, to which employees are entitled after retirement, are presented below.

On December 31, 2009, based on an independent report, calculated by the Projected Credit Unit method, the Company had net actuarial obligation of R$480,103, representing the difference between the present value of the Company’s obligations to the participating employees, retired employees, and pensioners, and the value of the related assets.

The actuarial liability as of March 31, 2010, in the amount of R$492,061 (Dec/09 - R$480,103), is accounted for in non-current liabilities.

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06.01 - EXPLANATORY NOTES

The estimated expense for 2010 is R$60,532 (2009 - R$73,086), was recognized in the period from January to March 2010, in the amount of R$16,141 (January to March 2009 - R$19,036), as shown below:

	HOLDING AND CONSOLIDATED

	1st Qtr/10	1st Qtr/09
Transfer to Sabesprev	4,183	4,355
Actuarial liability recorded	11,958	14,681
Total recorded	16,141	19,036

(b)           Welfare plan

The assistance program, which is made up by optional health plans, freely chosen, is also maintained by contributions of the sponsor (to the plan of active employees) and of the participants, which, in the period, were the following:

Company: 7.7%, on average, of payroll;

Participating employees: 3.21% of base salary and premiums, equivalent to 2.3% of gross payroll, on average.

(c)           Actuarial Obligation I referring to the payment of the benefits of the State Law 4819/58.

As described in note5, the Company has been paying, due to judicial decision, the benefits of supplementary retirement of the former employees and pensioners.

The benefits plan, as determined by Law 4819/58, includes the supplement of retirement, supplement of retirement for permanent disable and supplementary pensions.

This benefit plan does not receive contributions as the Plan managed by SABESPREV, with no, therefore, asset in guarantee.

On March 31, 2010, based on an independent report, issued with base date December 31, 2009, the actuarial commitment referring to future payments of the benefits was R$1,157,095.

The actuarial provision herein made in the amount of R$520.1 million corresponds to the controversial portion of such liability not reimbursed by the State.

The number of participants of the plan was 2,727. The number of beneficial owners, retirees and pensioners was 2,602.

14.          PROFIT SHARING

In the quarter ended March 31, 2010 R$13,352 was accrued, which is recorded under payroll and related charges, in current liabilities, related to the period from January to December 2010, based on the attainment of goals set during negotiations between the Company and entities representing the employees.

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15.          PROVISIONS FOR CONTINGENCIES

	Dec/09	Additions	Deductions	Interest, monetary restatements and reversals	Mar/10
Customers	864,938	41,897	(18,041)	79,718	968,512
Suppliers	342,053	347	(151)	12,270	354,519
Other civil lawsuits	161,856	7,860	(5,557)	1,492	165,651
Tax	28,812	18	(451)	(720)	27,659
Labor	101,463	3,851	(1,506)	1,788	105,596
Environmental	58,531	559	(2,339)	(4,485)	52,266
Subtotal	1,557,653	54,532	(28,045)	90,063	1,674,203
Escrow deposits	(88,833)	(3,874)	1,385	841	(90,481)
Total	1,468,820	50,658	(26,660)	90,904	1,583,722

Management, based on analysis together with its legal counsels, recorded a provision in amount considered sufficient to face probable losses in judicial law suits. In current liabilities, in the “ Provisions”  item, the amounts related to judicial law suits in phase of execution of sentence present the amount of R$712,270 (Dec/2009 – R$643,863) in non current liabilities, in the “ Provisions”  item, in the amount of R$871,452 (Dec./2009 – R$824,957).

(i)            Customers - Approximately 1,360 lawsuits were filed by commercial customers, which claim that their tariffs should be equal to the tariffs of another consumer category, and therefore claim the refund of the amounts collected by Sabesp. The Company was granted both favorable and unfavorable final decisions at several courts, and recognized provisions when the likelihood of loss is considered probable.

(ii)           Suppliers - Suppliers’ claims include lawsuits filed by some building companies alleging an underpayment of monetary adjustments, withholding of amounts related to the understatement of official inflation rates after the Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts and a provision is recognized when the likelihood of loss is considered probable.

(iii)          Other civil lawsuits - refer mainly to indemnity claims for property damage, pain and suffering, and loss of profits allegedly caused to third parties, filed at different court levels, duly accrued when classified as probable losses.

(iv)          Tax lawsuits - the provision for tax contingencies refers mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company’s legal counsel, duly accrued when classified as probable losses.

(v)           Labor lawsuits - the Company is a party to labor lawsuits, involving issues such as overtime, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, and other.

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Part of the amount involved is in provisional or final execution at various court levels, and thus is classified as a probable loss and accordingly a provision was recognized.

(vi)          Environmental lawsuits - refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental - Cetesb and the São Paulo State Public Prosecution Office for the imposition of fines for environmental damages allegedly caused by the Company. The amounts recognized in provision do not always represent the final amount to be disbursed as indemnity of alleged damages, in view of the current stage in which such lawsuits are and Management’s impossibility to reasonably estimate the amounts of future disbursements.

Lawsuits with possible likelihood of loss

The Company is a party to lawsuits and administrative proceedings related to environmental, tax, civil and labor lawsuits, which are considered by its legal counsel as possible losses, and are not recorded in the books. The amount attributed to these lawsuits and proceedings is approximately R$1,975,800 as of March 31, 2010 (Dec/2009 - R$1,949,800).

16.          SHAREHOLDERS’ EQUITY

(a)           Authorized capital

The Company is authorized to increase capital up to R$10,000,000, based on a Board of Directors’ resolution, after submission to the Supervisory Boards.

(b)           Subscribed and paid-up capital

Subscribed and paid-up capital is represented by 227,836,623 registered common shares, with no par value, held as follows:

	Number of shares	%
State Finance Department	114,508,083	50.26
Companhia Brasileira de Liquidação e Custódia	53,663,548	23.53
The Bank Of New York ADR Department (Equivalent in shares) (*)	59,015,484	25.90
Other	649,508	0.31
	227,836,623	100.00

(*) Each ADR is equal to 2 shares

(c)           Payment to shareholders

Shareholders are entitled to a minimum mandatory dividend of 25% of the adjusted net income, calculated according to Brazilian Corporate Law. No interests accrue on dividends approved, and the amounts not claimed within 3 years from the date of the General Shareholders´ Meeting that approved them will prescribe in favor of the Company.

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The Company attributed in the fiscal year of 2009, as interests on shareholders´ equity considered dividends, R$365,401 net of withholding income tax in the amount of R$28,756 which will be paid on June 28th, 2010. The interests on shareholders´ equity were calculated in accordance with article 9th of Law 9249/95, observing the Long Term Interest Rate – TJLP; for purposes of deductibility in calculating the income tax and social contribution, they were recorded as “Financial Expenses” and later, for purposes of demonstration, are presented in the “ Shareholders´ Equity”.

(d)           Capital reserve

Capital reserve includes tax incentives and donations through 2007.

(e)           Revaluation reserve

As provided for by CVM Instruction No. 197/93, the Company decided not to record income and social contribution taxes on the revaluation reserve of property, plant and equipment items recognized in 1991.

The reserve is being realized as a contra entry to the caption “retained earnings”, on the same proportion as the depreciation and write-off of the respective assets.

The balances of the revaluation reserve will be maintained until their effective realization.

(f)           Changes in the caption “retained earnings”

	Mar/10	Mar/09
Realization of the revaluation reserve	39,037	21,662
Result of the period	290,612	256,214
Current balance	329,649	277,876

(g)           Reserve for investments

The reserve for investments is specifically made up of the portion corresponding to the Company’s own resources that will be used for the expansion of the water supply and sewage sanitation systems.

17.          FINANCIAL INSTRUMENTS AND RISK

(a)           Identification and valuation of the financial instruments

The Company operates with several financial instruments with emphasis in cash and cash equivalents, including financial investments and loans and financings, described as follows.

The Company did not perform transactions with derivatives in 2010 and 2009.

(i)            Cash & cash equivalents, accounts receivable, other current assets and accounts payable

The amounts recorded approximate the realization amounts.

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Cash equivalents correspond to the financial investments expressed in reais and have immediate liquidity.

(ii)           Investments

It consists, mainly, in the equity interest in the company Sesamm (pursuant Note 7) recorded by the equity method of accounting, in which the Company has strategic interest. Considerations of market value of the shares held are not applicable.

(iii)          Loans and Financings

In accordance with accounting standards related to the financial instruments, it follows demonstrated below the market values of the projected cash flows, at fair value, of loans and financings on March 31st, 2010.

	2010		2009
	Equity amount	Market value	Equity amount	Market value
Banking Loans
Foreign Currency (iv)	1,777,499	2,472,689	1,749,798	2,446,340
Debentures (i)	1,232,120	1,495,001	1,320,200	1,584,513
BNDES (ii)	382,906	382,906	272,685	272,685
Others (iii)	3,173,347	3,409,554	3,217,317	3,509,352
	6,565,872	7,760,150	6,560,000	7,812,890

In order to obtain the market values of Financial Instruments, the following criteria have been adopted:

(i)                   Debentures are financings considered by the nominal amount restated up to the maturity date, discounted to present value at the forward interest market rates, disclosed by Anbima in the secondary market, having as basis March 31, 2010 and the Company’s security traded in the domestic market.

(ii)                 Financings - BNDES, those are instruments considered by the nominal amount restated up to the maturity date, that have as characteristics the indexation to the TJLP, which is a specific modality, not being compared to no other market rate.

Therefore, the Company's choice was to publish as market value the amount accounted as of March 31, 2010.

(iii)                Other financings in national currency are considered by the nominal amount restated up to the maturity date, discounted to present value at the forward interest market rates. The forward rates used were obtained at the BM&F website.

(iv)               Foreign currency financings are controlled in the original currency, converted at the foreign exchange rate at the date of the balance sheet, discounted to present value using the forward market rate obtained in the Bloomberg, base don the Company’

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Additionally, the Company has an instrument indexed to the YEN [JICA (Note 10)], which, in addition of the premises above, was considered in the conversion to present value the parity of the original currency of the instrument related to the dollar.

(b)           Market risks

(i)            Foreign exchange rate risk

This risk results from the possibility of the Company in incur losses on account of fluctuations in the foreign exchange rates that impact the balances of loans and financings in foreign currency funded in the market and, consequently, the financial expenses. The Company does not maintain “hedge” or “swap” operations, however, the company performs an active management of the debt, seeking to reduce the exposure in foreign currency, taking advantage of the windows of opportunity, to exchange expensive debts to cheaper debts, reducing the cost by means of anticipation of the maturity dates.

A significant portion of the Company’s financial debt was linked to the US dollar and to the Yen, in the total amount of R$1,777,499 (Note 10). The table below summarizes the Company’s exposure to exchange rates at March 31, 2010.

	In thousands
	US$	Japanese Yen
Loans and financing	757,680	21,316,000

(ii)           Interest rate risk

This risk arises from the possibility that the Company may incur losses due to interest rate fluctuations and indices that increase their interest expenses on loans and financing. The Company has not entered into any derivative contract to hedge against this risk; however, it continually monitors market interest rates, in order to evaluate the possible need to replace its debt. As of March 31, 2010, the Company had R$1,717,209 in loans and financing which were obtained at variable interest rates (CDI and TJLP).

Another risk faced by the Company is the lack of correlation between the monetary adjustment indices of its debt and those of its receivables. Water supply and sewage treatment tariffs do not necessarily follow the increases in the interest rates affecting the Company’s debt.

(iii)          Credit risk

Credit risk is mitigated by selling to a geographically dispersed customer base.

(c)           Sensitivity analysis

Following is presented the table demonstrating the sensitivity analysis of the financial instruments that may generate significant impacts to the Company.

Under the terms of CVM instruction 475/08, in order to demonstrate the amounts of the main financial liabilities converted at a projected rate for final settlement of each contract, converted to fair value (Scenario I) with 25% appreciation (Scenario II) and 50% appreciation (Scenario III).

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	2010
Financial Instruments	Risk	Scenario I R$	Scenario II R$	Scenario III R$
Financial Liability Loans and Financings
Banco do Brasil, CEF	Increase in UPR	1,054,045	1,060,630	1,067,188
Debentures	Increase in IGPM	621,646	777,058	932,469
Debentures	Increase in IPCA	136,240	170,299	204,359
BID and Eurobonds	Increase in the US$	759,164	948,955	1,138,746
JICA	Increase in the Yen	163,175	203,969	244,762

The indexes used for each scenario are based on the number of days to elapse for each contract, the amounts expressed above were summarized.

The rates were projected based on the settlement dates of each financial instrument; the information was obtained out of BM&F website.

These sensitivity analysis have the objective to measure the impact of the changes in the market variables on the Company’s financial instruments. Such amounts, when settled, may present values different from those demonstrated above, due to the estimates used in their preparation process.

18.          OPERATING REVENUE

	HOLDING AND CONSOLIDATED

	1st Q/10	1st Q/09

São Paulo’s Metropolitan Region	1,386,182	1,335,822
Regional systems (i)	499,426	443,545
Total	1,885,608	1,779,367

(i)       Comprises municipalities operating in inland and coastal regions of the State of São Paulo.

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19.          OPERATING COSTS AND EXPENSES

	HOLDING		CONSOLIDATED

	1st Qtr/10	1st Qtr/09	1st Qtr/10	1st Qtr/09
Cost of sales and services
Payroll and related charges	(242,619)	(379,445)	(242,619)	(379,445)
General supplies	(31,017)	(31,826)	(31,017)	(31,826)
Treatment supplies	(36,054)	(38,806)	(36,054)	(38,806)
Outside services	(132,985)	(103,444)	(132,985)	(103,444)
Electricity	(129,652)	(116,685)	(129,652)	(116,685)
General expenses	(10,669)	(9,297)	(10,669)	(9,297)
Depreciation and amortization	(139,509)	(155,686)	(139,509)	(155,686)
	(722,505)	(835,189)	(722,505)	(835,189)
Selling expenses
Payroll and related charges	(45,558)	(63,804)	(45,558)	(63,804)
General supplies	(1,648)	(1,622)	(1,648)	(1,622)
Outside services	(42,794)	(39,808)	(42,794)	(39,808)
Electricity	(213)	(168)	(213)	(168)
General expenses	(15,462)	(14,706)	(15,462)	(14,706)
Depreciation and amortization	(1,264)	(1,008)	(1,264)	(1,008)
Allowance for doubtful accounts, net of recoveries [Note 4 (c(ii))]	(51,536)	(87,400)	(51,536)	(87,400)
	(158,475)	(208,516)	(158,475)	(208,516)
Administrative expenses:
Payroll and related charges	(34,028)	(44,719)	(34,132)	(44,780)
General supplies	(1,680)	(1,365)	(1,682)	(1,367)
Outside services	(39,577)	(38,406)	(39,593)	(38,474)
Electricity	(379)	(206)	(379)	(206)
General expenses	(46,599)	(34,013)	(46,618)	(34,019)
Depreciation and amortization	(3,075)	(4,998)	(3,075)	(4,999)
Tax expenses	(27,108)	(24,015)	(27,108)	(24,015)
	(152,446)	(147,722)	(152,587)	(147,860)
Costs, and selling and administrative expenses:
Payroll and related charges	(322,205)	(487,968)	(322,309)	(488,029)
General supplies	(34,345)	(34,813)	(34,347)	(34,815)
Treatment supplies	(36,054)	(38,806)	(36,054)	(38,806)
Outside services	(215,356)	(181,658)	(215,372)	(181,726)
Electricity	(130,244)	(117,059)	(130,244)	(117,059)
General expenses	(72,730)	(58,016)	(72,749)	(58,022)
Depreciation and amortization	(143,848)	(161,692)	(143,848)	(161,693)
Tax expenses	(27,108)	(24,015)	(27,108)	(24,015)
Allowance for doubtful accounts, net of recoveries - [Note 4 (c(ii))]	(51,536)	(87,400)	(51,536)	(87,400)
	(1,033,426)	(1,191,427)	(1,033,567)	(1,191,565)
Financial expenses:
Interest and charges on loans and financing - local currency	(100,138)	(102,593)	(100,138)	(102,593)
Interest and charges on loans and financing - foreign currency	(15,683)	(19,771)	(15,683)	(19,771)
Interest on Shareholders’ Equity	(32,753)	(16,449)	(32,753)	(16,449)
Interest on Shareholders’ Equity (reversal)	(712)	(907)	(712)	(907)
Other financial expenses	(26,032)	(222)	(26,032)	(222)
Income tax on remittance abroad	(11,444)	(6,072)	(11,444)	(6,072)
Monetary variation on loans and financing	(90,063)	(10,861)	(90,063)	(10,861)
	(276,825)	(156,875)	(276,825)	(156,875)

Financial income:
Monetary variation gains	23,281	16,353	23,281	16,353
Income from temporary cash investments	17,704	25,157	17,728	25,264
Interest and others	22,271	22,339	22,271	22,339
	63,256	63,849	63,280	63,956

Financial expenses before exchange variations, net	(213,569)	(93,026)	(213,545)	(92,919)

Exchange variations, net
Exchange variation on loans and financing	(24,214)	32,870	(24,214)	32,870
Other foreign exchange variations	(91)	-	(91)	-
Exchange gains	75	(7,447)	75	(7,447)
	(24,230)	25,423	(24,230)	25,423

Financial expenses, net	(237,799)	(67,603)	(237,775)	(67,496)

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The consolidated balance includes administrative expenses in the amount of R$141 (2009 – R$138) and net financial expenses of R$24 (2009 –R$ 107).

20.          OTHER OPERATING INCOME AND EXPENSES

The break-down of “other operating income (expenses), net” is the following:

	HOLDING AND CONSOLIDATED

	1st Q/10	1st Q/09
Other operating expenses	7,225	8,290
Cofins and Pasep	(669)	(767)
	6,556	7,523
Other operating expenses	(15,960)	(2,053)

other operating income (expenses), net	(9,404)	5,470

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Other operating income are comprised by sale of fixed assets, sales of public notices, as well as indemnifications and reimbursement of expenses, lease of real estate, water for reuse, Pura and Aqua log’s projects and services.

The other operating expenses comprise: (i) the write-off of items of fixed assets by obsolescence, deactivated works, unproductive wells, economically unfeasible projects and loss with fixed assets and (ii) provision referring to the actuarial obligation of State Law 4819/58 (note 5(vii)).

21.          AGREEMENT WITH THE MUNICIPALITY OF SÃO PAULO

On November 14, 2007, the Company and the Municipality of Paulo (the Parties) entered into an Agreement to establish the conditions that ensure the stability in the providing of water supply and sewage, and environmental utility services in the city of São Paulo, the main provisions of which are as follows:

1. The Parties made the commitment to take basic sanitation and environmental actions, complementary to the actions of the Municipality of São Paulo, by investing in the deployment and continuity of programs such as: “Programa Córrego Limpo” (Clean River Program) and “Programa de Uso Racional da Água - PURA” (Rational Water Use Program), the purpose of which is to ensure a decrease in water consumption by City government units, ensuring water supply to and the quality of living of the population;

2. Starting November 14, 2007, Agreement date, all the amounts paid by the Municipality of São Paulo to SABESP, referring to consumption by City departments, agencies, and foundations, net of taxes, will be used in basic sanitation and environmental actions in the Municipality;

3. The Municipality made the commitment to resume the payment of consumption bills issued by SABESP, starting November 14, 2007, the date of this Agreement’s execution;

The First Amendment to the Agreement with the Municipality of São Paulo was entered into on February 11, 2008. The Parties decided to extend the agreement for a period equal to the original period, so that the Parties may conclude the required understandings to settle the outstanding debts and prepare the drafts of the Cooperation Agreement, the Metropolitan Contract Program, and the Authorization Bill.

On May 9, 2008 the Second Amendment to the Agreement was signed, extending the term for equal period and providing for automatic renewals, for equal periods, in case of no communication of the parties.

On August 29, 2008, Sao Paulo’s City Hall forwarded the Law Project nº 558/08 to the City Council of Sao Paulo. The approval of this municipal law will authorize the executive power to enter into the Agreement and Program Contract, with the State of Sao Paulo, with the Regulating Agency of Sanitation and Energy of the State of Sao Paulo - ARSESP and with Sabesp.

On December 22, 2008, it was signed the Third Amendment to the Agreement where the Parties resolved: i - change to payment period, by the Municipality, of the balance favorable to Sabesp, after the setoff of accounts; ii - adopt the same criteria that Sabesp will use to calculate the adjustment to present value of the balance favorable to Sabesp to deflate the negotiated discount agreed upon in the Agreement; iii - insert into the Agreement a clause authorizing Sabesp to promote the expropriations. Still in December, 2008, the Project of Municipal Law 558/08 was approved in first ballot.

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In March, 2009, the Municipal City Council of Sao Paulo carried out public hearing to debate the Municipal Project Law 558/08.

In June 18, 2009 the Municipal Executive Power enacted Law 14934 in session held on June 3rd, 2009 resulting from the Law Project 558/08.

On August 6th, 2009 it was signed the Fourth Amendment to the Agreement, including environmental basic sanitation actions and the channeling of the Creeks CEU Uirapuru, Curtume and Tiburtino.

On February 8th, 2010 it was held the public hearing for the presentation of the Municipal Plan of Basic Sanitation and the Agreement to be entered between the State of Sao Paulo and the Municipality of Sao Paulo with the intervenience and consent of ARBSESP and Sabesp.

On March 10th, 2010 it was held the public hearing for the presentation of the contract of public service provision of water supply and sanitation sewage, to be entered between the State of Sao Paulo, the Municipality of Sao Paulo and Sabesp, with the intervenience and consent of ARSESP.

Currently, the State, the Municipality and Sabestp work towards finalizing the adjustments necessary to the adjustments of the abovementioned instruments.

22.          STATEMENT OF VALUE ADDED - DVA

The statement of value-added, prepared in accordance with CVM Resolution 557/08 (CPC 09) presents the result of the period under the generation and distribution of wealth point of view, which four mainly beneficiaries of the wealth generation by the activities are: the employees, the government, capital of third parties and the shareholders’ capital.

	Note	HOLDING				CONSOLIDATED
		1st Qtr/10		1st Qtr /09		1st Qtr /10		1st Qtr /09

1 - Revenues
1.1) Revenues from Products and Services	18	1,885,608		1,779,367		1,885,608		1,779,367
1.2) Other revenues	20	7,225		8,290		7,225		8,290
1.3) Revenues related to the construction of own assets		60,532		348		60,532		348
1.4) Allowance for doubtful accounts - set up	19	(51,536)		(87,400)		(51,536)		(87,400)
		1,901,829		1,700,605		1,901,829		1,700,605

2 - Inputs acquired from third parties
2.1) Cost of sale and services provided		(329,557)		(291,709)		(329,557)		(291,709)
2.2) Supplies, electricity and power, third party’s services and others		(156,946)		(137,836)		(156,977)		(137,907)
2.3) Other operating expenses	20	(15,960)		(2,053)		(15,960)		(2,053)
		(502,463)		(431,598)		(502,494)		(431,669)

3 - Gross Value Added (1-2)		1,399,366		1,269,007		1,399,335		1,268,936

4 - Retentions
4.1) Depreciation and Amortization		(144,322)		(162,133)		(144,323)		(162,134)

5 - Net value added produced by the Company (3-4)		1,255,044		1,106,874		1,255,012		1,106,802

6 - Value added produced in transfer
6.1) Equity result	7	(117)		(31)		-		-
6.2) Financial income	19	63,331		56,402		63,355		56,509
		63,214		56,371		63,355		56,509

7 - Value added to allocate		1,318,258		1,163,245		1,318,367		1,163,311

8 - Value added allocated

8.1) Personnel
8.1.1 Direct compensation		203,792	15.4%	228,991	19.7%	203,880	15.4%	229,039	19.7%
8.1.2 Benefits		66,810	5.1%	87,113	7.5%	66,812	5.1%	87,116	7.5%
8.1.3 FGTS		17,130	1.3%	137,885	11.9%	17,133	1.3%	137,888	11.9%
		287,732	21.8%	453,989	39.1%	287,825	21.8%	454,043	39.1%
8.2) Taxes, fees and contributions
8.2.1 Federal		378,601	28.7%	334,785	28.8%	378,611	28.7%	334,792	28.8%
8.2.2 State		10,132	0.8%	9,961	0.9%	10,132	0.8%	9,961	0.9%
8.2.3 Municipal		17,228	1,3%	14,380	1.2%	17,228	1.3%	14,380	1.2%
		405,961	30.8%	359,126	30.9%	405,971	30.8%	359,133	30.9%

8.3) Remuneration of Third Parties’ Capital
8.3.1 Interests, foreign exchange and monetary variation		326,326	24.8%	87,815	7.5%	326,326	24.8%	87,815	7.5%
8.3.2 Lease		7,627	0.6%	6,101	0.5%	7,633	0.6%	6,106	0.5%
		333,953	25.4%	93,916	8.0%	333,959	25.4%	93,921	8.0%

8.4) Compensation of shareholders’ equity
8.4.1 Retained earnings	17(f)	290,612	22.0%	256,214	22.0%	290,612	22.0%	256,214	22.0%
		290,612	22.0%	256,214	22.0%	290,612	22.0%	256,214	22.0%

Value added allocated		1,318,258	100%	1,163,245	100%	1,318,367	100,0%	1,163,311	100%

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PUBLIC FEDERAL SERVICE
CVM - SECURITIES EXCHANGE COMMISSION
ITR - QUARTERLY INFORMATION	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	03/31/2010

01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO   43.776.517/0001-80

06.01 - EXPLANATORY NOTES

23.          SUBSEQUENT EVENTS

On April 30th, 2010 and May 3rd, 2010, the Company performed the financial settlement of the 1st and 2nd series, respectively, of the debentures of the 11th issue of the company, through Public Offer, which characteristics are as follows:

	1st Series	2nd Series
CVM Registration	CVM/SRE/DEB/2010/015	CVM/SRE/DEB/2010/016
Quantity	810,000	405,000
Date of Issuance	03/01/2010	03/01/2010
Unit Amount (R$ thd)	R$ 1	R$ 1
Total Amount (R$ thd)	R$ 810,000	R$ 405,000
Remuneration DI plus p.a.	1.95% a.a	1.40%
Remuneration Payment	Semi-annual	Semi-annual
Final Amortization	03/01/2015	03/01/2013
Optional Redemption	As of the 24th month	Not Applicable

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01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO   43.776.517/0001-80

06.01 - EXPLANATORY NOTES

Simultaneously with the receiving of the amounts related to the payment of the debentures, promissory notes were settled by the amount of R$900,000 added by additional fee of 3.5% per year, in the amount of R$44,160.

The net proceeds funded in the additional distribution of the debentures and of the debentures of the supplemental lot, in the net amount of R$270,840 will be intended to the issuer’s cash composition.

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ITR - QUARTERLY INFORMATION	Corporate Law
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01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO   43.776.517/0001-80

07.01 - COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

1. Financial Highlights

In millions of R$

			Variation
	1st Qtr/09	1st Qtr/10	R$	%
(+) Gross operating revenues	1,779.4	1,885.6	106.2	6.0
(-) COFINS and PASEP	126.0	133.6	7.6	6.0
(=) Net operating revenues	1,653.4	1,752.0	98.6	6.0
(-) Costs and expenses	1,191.4	1,033.4	(158.0)	(13.3)
(+) Equity result	-	(0.1)	(0.1)	-
(=) Income before financial expenses (EBIT*)	462.0	718.5	256.5	55.5
(+) Depreciation and amortization	161.6	143.9	(17.7)	(11.0)
(=) EBITDA**	623.6	862.4	238.8	38.3
EBITDA Margin %	37.7	49.2
Net income	256.2	290.6	34.4	13.4
Net income per one thousand shares in R$	1.12	1.28

(*) Earnings before interest and taxes on income;

(**) Earnings before interest, taxes, depreciation and amortization;

In the 1Q10, the net operating revenue totaled R$1.8 billion, 6.0% growth in relation to 1Q09. Costs and expenses, in the amount of R$1.0 billion suffered a 13.3% in relation to the previous quarter. EBITDA was R$862.4 million in the 1Q10 and R$623.6 million in the 1Q09, with a decrease of 38.3%.

EBIT presented 55.5% decrease, going from R$462.0 million in the 1Q09 to R$718.5 million in the 1Q10.

The result of the 1Q09 was particularly affected by the accounting record of R$146.6 million corresponding to the amounts that will be paid as severance payments to the retirees that will leave the company between 2009 and 2011, in obedience to the Conduct Adjustment Term (TAC). If discounted the TAC effect in the 1Q09, the EBITDA would go from R$623.6 million to R$770.2 million with the margin going from 37.7% to 46.6%. Even discounting such effect, the EBITDA margin of the 1Q10 exceeds the margin achieved in the 1Q09.

2. Gross operating revenue

In the 1Q10, the gross operating revenue presented a decrease of R$106.2 million, or 6.0%, going from R$1.8 billion in the 1Q09 to R$1.9 billion in the 1Q10. The main factors responsible for this growth were the 4.43% tariff adjustment applied since September/09 and the growth of the volume billed in the company´s total of 3.8%, being the variance of 3.3% in water and 4.6% in sewage.

3. Volume invoiced

In the following charts are demonstrated the volumes invoiced of water and sewage, according to the category of use and region, in the 1Q09 and 1Q10.

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01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO   43.776.517/0001-80

07.01 - COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

VOLUME INVOICED WATER AND SEWAGE PER CATEGORY OF USE - millions of m3
	Water			Sewage			Water + Sewage
By Category	1 Qtr/09	1 Qtr/10	Var. %	1 Qtr/09	1 Qtr/10	Var. %	1 Qtr/09	1 Qtr/10	Var. %
Residential	352.0	364.6	3.6	281.9	294.1	4.3	633.9	658.7	3.9
Commercial	38.6	40.3	4.4	35.4	37.0	4.5	74.0	77.3	4.5
Industrial	8.2	9.0	9.8	8.1	9.3	14.8	16.3	18.3	12.3
Public	10.9	11.2	2.8	8.9	9.1	2.2	19.8	20.3	2.5
Total Retail	409.7	425.1	3.8	334.3	349.5	4.5	744.0	774.6	4.1
Wholesale	71.9	72.5	0.8	7.7	8.1	5.2	79.6	80.6	1.3
Re-use Water	0.2	0.1	-	-	-	-	0.2	0.1	-
Grand Total	481.8	497.7	3.3	342.0	357.6	4.6	823.8	855.3	3.8

VOLUME INVOICED WATER AND SEWAGE PER REGION - millions of m3
	Water			Sewage			Water + Sewage
Per Region	1 Qtr/09	1 Qtr/10	Var. %	1 Qtr/09	1 Qtr/10	Var. %	1 Qtr/09	1 Qtr/10	Var. %
Metropolitan	269.7	277.2	2.8	225.0	233.7	3.9	494.7	510.9	3.3
Regional (2)	140.0	147.9	5.6	109.3	115.8	5.9	249.3	263.7	5.8
Total retail	409.7	425.1	3.8	334.3	349.5	4.5	744.0	774.6	4.1
Wholesale	71.9	72.5	0.8	7.7	8.1	5.2	79.6	80.6	1.3
Re-use Water	0.2	0.1	-	-	-	-	0.2	0.1	-
Grand Total	481.8	497.7	3.3	342.0	357.6	4.6	823.8	855.3	3.8

(1) Not audited

(2) Comprised by the coastal region and country side

Obs: 1 refere-se ao volume faturado do título da tabela

4. Costs, selling and administrative expenses

In the 1Q10 the cost of products and services provided, selling and administrative expenses had an increase of 13.3% (R$158.0 million). The participation of the costs and expenses in the net revenues grew from 72.1% in the 1Q09 to 59.0% in the 1Q10. In the absence of the effects of the TAC of R$146.6 million Occurred in the 1Q09, these expenses would still be lower by R$11.4 million.

In millions of R$

			Variation
	1st Qtr/09	1st Qtr/10	R$	%
Payroll and related charges	488.0	322.2	(165.8)	(34.0)
General supplies	34.8	34.3	(0.5)	(1.4)
Treatment supplies	38.8	36.1	(2.7)	(7.0)
Services	181.7	215.4	33.7	18.5
Electricity	117.1	130.2	13.1	11.2
General expenses	58.0	72.7	14.7	25.3
Tax expenses	24.0	27.1	3.1	12.9
Subtotal	942.4	838.0	(104.4)	(11.1)
Depreciation and amortization	161.6	143.9	(17.7)	(11.0)
Credits write-off	87.4	51.5	(35.9)	(41.1)
Costs, and administrative and selling expenses	1,191.4	1,033.4	(158.0)	(13.3)
Percentage of Net Revenue (%)	72.1	59.0

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01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO   43.776.517/0001-80

07.01 - COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

4.1. Salaries and payroll charges

In the 1Q10 occurred an increase of R$165.8 million or 34.0% in salaries and payroll charges, going from R$488.0 million to R$322.2 million as a result of the following factors:

•         Decrease of R$ 163.1 million referring to TAC in the 1Q09 (non recurring), comprised by previous notice, FGTS (unemployment fund) penalty and payroll charges.

•         Decrease of R$ 5.0 million in salaries, as a consequence of the layoffs occurred in the 1Q09.

4.2. Treatment materials

The expenses in the 1Q10 were lower than those of 1Q09 by R$2.7 million or 7.0%, going from R$38.8 million in the 1Q09 to R$36.1 million in the 1Q10. The main reasons were the lower consumption of ferrous sulfate and reduction of the consumption of aluminum polychloride in the producing systems of Cantareira, Alto Tiete and Alto Cotia in function of the improvement in the quality of the water.

4.3. Services

In the 1Q10 this item presented increase of R$33.7 million or 18.5%, going from R$181.7 million to R$215.4 million. The main factors that contributed to this variation were:

•         Expenses related to the Public Private Partnership – PPP Taiaçupeba in the amount of R$ 10.1 million;

•         Contracting of consulting, advisory and specialized services in the amount of R$6.3 million encompassing: organizational restructuring, implementation of value added management, tele-service in the municipalities that comprise the Regional Systems – Contact Center R, contracting of auditing services, structuring and implementation of environmental management, among others;

•         Maintenance of networks and connections of water and sewage in the amount of R$5.8 million, in function of the increase in demand and contractual amounts based on the Global Sourcing in the municipalities of the Regional Systems and the increase in the execution of maintenance services in the Metropolitan Region of Sao Paulo, in addition to the enhancement of actions to optimize the sanitation sewage systems in coast region;

•         R$2,7 million expenses with the implementation of the Water Rational Use Program – PURA in the municipal schools in function of the agreement entered between Sabesp and Sao Paulo Mayor´s Office;

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01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO   43.776.517/0001-80

07.01 - COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

•         Broadcast of advertising campaigns focused on social-environmental actions like, Onda Limpa, Corrego Limpo, Projeto Verão 2010, Jornal SPTV – Globo, among others, in the amount of R$2.5 million; and

•         Reading of hydrometers and delivery of bills in the amount of R$2.3 million, resulting from the increase of the number of connections and the use of new technologies that allow higher security and agility in the system of issuance and reading of bills.

4.4. Electric Energy

In the 1Q10, presented an increase of R$13.1 million or 11.2%, from R$117.1 million to R$130.2 million. This result is mainly associated to the tariff adjustment with impact to the average price of 8.5% in the captive market tariff, which represents 78.0% of the installed capacity with electric energy, influencing in the weighted average tariff increase between the captive market and the free market around 8.2%.

4.5. General Expenses

In the 1Q10 there was an increase of R$14.7 million or 25.3%, from R$58.0 million to R$72.7 million, mainly due to the increase of the provision for legal contingencies.

4.6. Depreciation and Amortization

This item presented a R$17.7 million or 11.0% decrease, from R$161.6 million to R$143.9 million. This variance is mainly due to the review of the estimate of useful life of assets.

4.7. Credit Write-offs

The credit write-offs presented, in the 1Q10 an increase of R$35.9 million or 41.1%, going from R$87.4 million to R$51.5 million, mainly by the complement of the provision on the invoicing of municipalities for which the company supplies water at wholesale In the 1Q09, non recurring for 1Q10.

4.8. Tax expenses

In the 1Q10 there was a R$3.1 million or 12.9% increase in view of the payment of IPTU (Property Tax) in the amount of R$3.4 million to the municipality of Sao Paulo.

5. Other operating income and expenses

5.1. Other operating income

Presented R$13.9 million or 677.1% increase due to the adjustment of the provision related to the actuarial obligation kept with the beneficial owners of retirement and pension plan related to Law 4819/58 in the amount of R$14.2 million.

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ITR - QUARTERLY INFORMATION	Corporate Law
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01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO   43.776.517/0001-80

07.01 - COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

6. Financial Income and Expenses

R$ million

	1Q09	1Q10	Variation	%
Financial expenses
Interest and charges on domestic loans and financing	102.6	100.1	(2.5)	(2.4)
Interest and charges on foreign loans and financing	19.8	15.7	(4.1)	(20.7)
Interest on court-ordered indemnities, net of provisions	19.4	106.3	86.9	447.9
Other financial expenses	8.8	17.2	8.4	95.5
Total financial expenses	150.6	239.3	88.7	58.9
Financial income	47.5	39.9	(7.6)	(16.0)
Financial expenses, net of income	103.1	199.4	96.3	93.4

6.1. Financial expenses

In the 1Q10 an increase of R$88.7 million, or 58.9%, related to judicial law suits occurred in the amount of R$86.9 million.

6.2. Financial Income

The financial revenues presented a R$7.6 million decrease as a result, mainly, of the lower volume of financial investments.

7. Income and expenses with monetary variation

R$ million

	1Q09	1Q10	Variation	%
Monetary variation on loans and financing	0.2	26.0	25.8	-
Exchange variation on loans and financing	(32.9)	24.2	57.1	(173.6)
Other monetary variations	6.1	11.6	5.5	90.2
Positive monetary variations	(26.6)	61.8	88.4	(332.3)
Negative monetary variations	8.9	23.4	14.5	162.9
Net monetary variations	(35.5)	38.4	73.9	(208.2)

7.1. Expenses with monetary variation

The net effect of the expenses with monetary variations in the 1Q10 was lower in R$88.4 million when compared with the 1Q09. This variation is due to:

•         The foreign exchange on external loans and financings generated a negative impact in the amount of R$57.1 million resulting from the 2.3% appreciation of the North-American dollar in the 1Q10 versus a 1.0% depreciation in the 1Q09.

•         The monetary variations on internal loans and financings presented R$25.8 million increase, due mainly to:

•         R$32.0 million increase due to the positive variation of the IGPM by 2.77% in the 1Q10 versus a negative variance of 0.92% in the previous period; and

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01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO   43.776.517/0001-80

07.01 - COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

•         R$6.2 million reduction of the TR in the 1Q10 of 0.08%, as compared with the previous period of R$0.37%.

•         Other monetary variances on indemnification of judicial law suits with increase of R$5.5 million.

7.2. Income with monetary variations

Income with monetary variations presented a incrase of R$14.5 million due mainly to retentions of disbursements of JICA (former JICB) occurred in December, 2008 and January, 2009 that were affected by the depreciation of the Yen when released in February, 2009.

8. Operating Indicators

Sabesp continues to work strongly towards fighting losses of water, with the constant reduction of the loss index, which went from 27.2% in the 1Q09 to 25.7% in the 1Q10. Thanks to strong action in fighting water losses, despite de raise in the volume invoiced of water in 3.3% in the 1Q10, the volume produced increased by only 1.8%.

Operational Indicators	1Q09	1Q10	Variation %
Water connections (1)	6,989	7,161	2.5%
Sewage connections (1)	5,381	5,563	3.4%
Population directly served by water supply (2)	23.2	23.4	1.1%
Population served by sewage collection (2)	19.3	19.7	2.3%
Number of employees	16,349	15,165	-7.2%
Water volume produced	719	732	1.8%
Water loss (%)	27.2	25.7	-5.5%

(1) In 1,000 units at the end of the period

(2) In millions of inhabitants at the end of the period. Wholesale supply not included.

(*) Not audited

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01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO   43.776.517/0001-80

12.01 - COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE IN THE QUARTER

See comments on the Company’s performance.

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ITR - QUARTERLY INFORMATION	03/31/2010	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY'S NAME

CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

3 -Federal Taxpayers' Registration Number (CNPJ) 43.776.517/0001-80

14.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	01
2 - ORDER No.	6
3 - REGISTRATION Nº. AT CVM	CVM/SRE/DEB/2004/033
4 - REGISTRATION DATE AT CVM	09/17/2004
5 - SERIES ISSUED	3
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PUBLIC
8 - ISSUE DATE	09/01/2004
9 - MATURITY DATE	09/01/2010
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	IGPM + 11%
12 - PREMIUM/DISCOUNT
13 - NOMINAL AMOUNT (Reais)	1,371.14
14 - AMOUNT ISSUED (Million Reais)	246,695
15 - NO. OF SECURITIES ISSUED (UNIT)	179,920
16 - OUTSTANDING SECURITIES (UNIT)	179,920
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	09/01/2010

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COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY'S NAME

CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

3 -Federal Taxpayers' Registration Number (CNPJ) 43.776.517/0001-80

14.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	02
2 - ORDER No.	8
3 - REGISTRATION Nº. AT CVM	CVM/SRE/DEB/2005/033
4 - REGISTRATION DATE AT CVM	06/22/2005
5 - SERIES ISSUED	2
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PUBLIC
8 - ISSUE DATE	06/01/2005
9 - MATURITY DATE	06/01/2011
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	IGPM + 10.75%
12 - PREMIUM/DISCOUNT
13 - NOMINAL AMOUNT (Reais)	1,336.93
14 - AMOUNT ISSUED (Million Reais)	467,925
15 - NO. OF SECURITIES ISSUED (UNIT)	350,000
16 - OUTSTANDING SECURITIES (UNIT)	350,000
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	06/01/2010

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ITR - QUARTERLY INFORMATION	03/31/2010	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY'S NAME

CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

3 -Federal Taxpayers' Registration Number (CNPJ) 43.776.517/0001-80

14.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	03
2 - ORDER No.	9
3 - REGISTRATION Nº. AT CVM	CVM/SRE/DEB/2008/029
4 - REGISTRATION DATE AT CVM	10/23/2008
5 - SERIES ISSUED	1
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PUBLIC
8 - ISSUE DATE	10/15/2008
9 - MATURITY DATE	10/15/2013
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	DI + 2.75%
12 - PREMIUM/DISCOUNT
13 - NOMINAL AMOUNT (Reais)	1,050.92
14 - AMOUNT ISSUED (Million Reais)	105,092
15 - NO. OF SECURITIES ISSUED (UNIT)	100,000
16 - OUTSTANDING SECURITIES (UNIT)	100,000
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	04/15/2010

Page: 66

PUBLIC FEDERAL SERVICE
CVM - SECURITIES EXCHANGE COMMISSION
ITR - QUARTERLY INFORMATION	03/31/2010	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY'S NAME

CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

3 -Federal Taxpayers' Registration Number (CNPJ) 43.776.517/0001-80

14.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	04
2 - ORDER No.	9
3 - REGISTRATION Nº. AT CVM	CVM/SRE/DEB/2008/030
4 - REGISTRATION DATE AT CVM	10/23/2008
5 - SERIES ISSUED	2
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PUBLIC
8 - ISSUE DATE	10/15/2008
9 - MATURITY DATE	10/15/2015
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	IPCA + 12.87%
12 - PREMIUM/DISCOUNT
13 - NOMINAL AMOUNT (Reais)	1,135.80
14 - AMOUNT ISSUED (Million Reais)	136,296
15 - NO. OF SECURITIES ISSUED (UNIT)	120,000
16 - OUTSTANDING SECURITIES (UNIT)	120,000
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	10/15/2010

Page: 67

PUBLIC FEDERAL SERVICE
CVM - SECURITIES EXCHANGE COMMISSION
ITR - QUARTERLY INFORMATION	03/31/2010	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY'S NAME

CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

3 -Federal Taxpayers' Registration Number (CNPJ) 43.776.517/0001-80

14.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	05
2 - ORDER No.	10
3 - REGISTRATION Nº. AT CVM	PRIVATE ISSUANCE
4 - REGISTRATION DATE AT CVM
5 - SERIES ISSUED	1
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PRIVATE
8 - ISSUE DATE	11/15/2009
9 - MATURITY DATE	11/15/2020
10 - TYPE OF DEBENTURE	REAL
11 - EFFECTIVE YIELD CONDITION	TJLP + 1.92%
12 - PREMIUM/DISCOUNT
13 - NOMINAL AMOUNT (Reais)	2,778,296.04
14 - AMOUNT ISSUED (Million Reais)	77,792
15 - NO. OF SECURITIES ISSUED (UNIT)	28
16 - OUTSTANDING SECURITIES (UNIT)	28
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	05/15/2010

Page: 68

PUBLIC FEDERAL SERVICE
CVM - SECURITIES EXCHANGE COMMISSION
ITR - QUARTERLY INFORMATION	03/31/2010	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY'S NAME

CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

3 -Federal Taxpayers' Registration Number (CNPJ) 43.776.517/0001-80

14.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	06
2 - ORDER No.	10
3 - REGISTRATION Nº. AT CVM	PRIVATE ISSUANCE
4 - REGISTRATION DATE AT CVM
5 - SERIES ISSUED	2
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PRIVATE
8 - ISSUE DATE	11/15/2009
9 - MATURITY DATE	12/15/2020
10 - TYPE OF DEBENTURE	REAL
11 - EFFECTIVE YIELD CONDITION	IPCA + 9.53%
12 - PREMIUM/DISCOUNT
13 - NOMINAL AMOUNT (Reais)	2,850,094.94
14 - AMOUNT ISSUED (Million Reais)	85,502
15 - NO. OF SECURITIES ISSUED (UNIT)	30
16 - OUTSTANDING SECURITIES (UNIT)	30
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	11/15/2010

Page: 69

PUBLIC FEDERAL SERVICE
CVM - SECURITIES EXCHANGE COMMISSION
ITR - QUARTERLY INFORMATION	03/31/2010	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY'S NAME

CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

3 -Federal Taxpayers' Registration Number (CNPJ) 43.776.517/0001-80

14.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	07
2 - ORDER No.	10
3 - REGISTRATION Nº. AT CVM	PRIVATE ISSUANCE
4 - REGISTRATION DATE AT CVM
5 - SERIES ISSUED	3
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PRIVATE
8 - ISSUE DATE	11/15/2009
9 - MATURITY DATE	11/15/2020
10 - TYPE OF DEBENTURE	REAL
11 - EFFECTIVE YIELD CONDITION	TJLP + 1.92%
12 - PREMIUM/DISCOUNT
13 - NOMINAL AMOUNT (Reais)	2,778,296.04
14 - AMOUNT ISSUED (Million Reais)	116,688
15 - NO. OF SECURITIES ISSUED (UNIT)	42
16 - OUTSTANDING SECURITIES (UNIT)	42
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	05/15/2010

Page: 70

PUBLIC FEDERAL SERVICE
CVM - SECURITIES EXCHANGE COMMISSION
ITR - QUARTERLY INFORMATION	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	03/31/2010

01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO   43.776.517/0001-80

20.01 - OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

1.   CHANGE IN THE INTEREST HELD BY THE CONTROLLING SHAREHOLDER, DIRECTORS AND OFFICERS

CONSOLIDATED SHAREHOLDING POSITION OF CONTROLLING SHAREHOLDER, DIRECTORS AND OFFICERS AND OUTSTANDING SHARES* Position at March 31, 2010
Shareholder	Number of Common Shares (In units)%		Total Number of Shares (In units)%
Controlling Shareholder
State Finance Department	114,508,083	50.3%	114,508,083	50.3%
Management
Board of Directors	5,210	0	5,210	0
Executive Board	-	-	-	-

Supervisory Board	-	-	-	-

Treasury Shares	-	-	-	-

Other Shareholders

Total	114,513,293	50.3%	114,513,293	50.3%

Outstanding Shares	113,323,330	49.7%	113,323,330	49.7%

CONSOLIDATED SHAREHOLDING POSITION OF CONTROLLING SHAREHOLDER, DIRECTORS AND OFFICERS AND OUTSTANDING SHARES Position at March 10, 2009
Shareholder	Number de Common Shares (In units)%		Number Total de Ações (In units)%
Controlling Shareholder
State Finance Department	114,508,086	50.3%	114,508,086	50.3%
Management
Board of Directors	5,209	0	5,209	0
Executive Board	-	-	-	-

Supervisory Board	-	-	-	-

Treasury Shares	-	-	-	-

Other Shareholders

Total	114,513,295	50.3%	114,513,295	50.3%

Outstanding Shares	113,323,328	49.7%	113,323,328	49.7%

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ITR - QUARTERLY INFORMATION	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	03/31/2010

01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO   43.776.517/0001-80

20.01 - OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

2.   SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF SHARES OF EACH CATEGORY AND CLASS OF SHARE S OF THE COMPANY, UP TO THE LEVEL OF INDIVIDUAL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position at March 30, 2010 (In Shares)
	Common Shares		Total
Shareholder	Number	%	Number	%
State Finance Department	114,508,083	50.3	114,508,083	50.3

3.      ARBITRATION COMMITMENT CLAUSE

The Company, its shareholders, Managers and member of the fiscal council undertake to resolve, by arbitration, any and all dispute or controversy that may arise between them, related to or arising from, specially, the application, effectiveness, interpretation, violation and its effects, of the provisions included in Law 6404/76, in its by-laws, in the norms issued by the National Monetary Council, by the Central Bank of Brazil and by the Brazilian Securities and Exchange Commission, as well as in other norms applicable to the operation of the capital markets in general, in addition to those contained in the Listing Regulation of the New Market, the Contract of Participation in the New Market and the Arbitration Regulation of the Arbitration Chamber of the Market, to be conducted with the Arbitration Chamber of the Market organized by BM&BOVESPA in accordance with the Regulation of such Chamber, observed the exception applicable to the unavailable rights.

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ITR - QUARTERLY INFORMATION	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	03/31/2010

01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO   43.776.517/0001-80

21.01 - REPORT ON THE LIMITED REVIEW - UNQUALIFIED

Review Report of Independent
Accountants

To the Management and Shareholders

Companhia de Saneamento Básico do
Estado de São Paulo - SABESP

1             We have reviewed the accounting information included in the Quarterly Information (ITR) of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company”) and subsidiary (parent company and consolidated) for the quarter ended March 31, 2010, comprising the balance sheet and the statements of income, of changes in shareholders’ equity, of cash flows and of value added, explanatory notes and the performance report. This Quarterly Information is the responsibility of the Company’s management.

2             Our review was carried out in accordance with specific standards established by the IBRACON - Institute of Independent Auditors of Brazil, in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the Quarterly Information; and (b) a review of information and of subsequent events which have, or could have, significant effects on the financial position and operations of the Company and its subsidiary.

3             Based on our limited review, we are not aware of any material modifications that should be made to the accounting information included in the Quarterly Information referred to above in order that it be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of Quarterly Information, in accordance with the standards issued by the Brazilian Securities Commission (CVM).

4             As mentioned in Note 2, the Brazilian Securities Commission (CVM) approved several Pronouncements, Interpretations and Technical Guidance issued by the Brazilian Accounting Pronouncements Committee (CPC), effective as from 2010, which changed the accounting practices adopted in Brazil. As permitted by CVM Resolution 603/09, management elected to present its Quarterly Information using the same accounting standards adopted in Brazil until December 31, 2009. As required by that Resolution, the Company disclosed this fact in Note 2 to the ITR, together with a description of the main changes that may impact its year-end closing financial statements, and the estimate of their possible effects on shareholders' equity and statement of income.

5             As mentioned in Note 5, the Company and the Government of the State of São Paulo entered into an agreement to settle the so-called “uncontroversial amount”, referring to the reimbursement of payments related to retirement and pension plans paid by the Company, in the name and on account of the Government of the State of São Paulo. The recovery of this asset may be influenced by: (a) the resolution of legal uncertainties caused by a public action and legislative authorization related to the transfer of reservoirs to the Company, amounting to R$ 696,283 thousand and (b) the financial collection of other amounts, totaling R$ 210,777 thousand.

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ITR - QUARTERLY INFORMATION	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	03/31/2010

01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO   43.776.517/0001-80

21.01 - REPORT ON THE LIMITED REVIEW - UNQUALIFIED

6             As mentioned in Note 21, certain agreements were signed between the Municipality of São Paulo and the Company in relation to the resolution of outstanding debts to ensure stability in the provision of services. In view of the current stage of the negotiations between the Company and the Municipality of São Paulo, management understands that no adjustment will be necessary to the corresponding amounts recorded in the financial statements. Therefore, no adjustment has been made in the financial statements.

São Paulo, May 14, 2010

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Valdir Renato Coscodai

Contador CRC 1SP165875/O-6

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PUBLIC FEDERAL SERVICE
CVM - SECURITIES EXCHANGE COMMISSION
ITR - QUARTERLY INFORMATION	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	03/31/2010

01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY’S NAME

CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO

3 -Federal Taxpayers' Registration Number (CNPJ) 43.776.517/0001-80

INDEX

Group	Table	Description	Page
01	01	IDENTIFICATION	1
01	02	REGISTERED OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company’s mailing address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY’S CHARACTERISTICS	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	PROCEEDS IN CASH	2
01	09	PAID-IN CAPITAL AND CHANGES IN THE CURRENT FISCAL YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEETS - ASSETS	4
02	02	BALANCE SHEETS - LIABILITIES	6
03	01	STATEMENT OF INCOME	8
04	01	04 -STATEMENT OF CASH FLOWS	10
05	01	05 -STATEMENT OF CHANGES TO SHAREHOLDERS’ EQUITY FROM 01/01/2010 to 3/31/2010	12
05	02	05 -STATEMENT OF CHANGES TO SHAREHOLDERS’ EQUITY FROM 01/01/2010 to 3/31/2010	13
08	01	CONSOLIDATED BALANCE SHEETS - ASSETS	14
08	02	CONSOLIDATED BALANCE SHEETS - LIABILITIES	16
09	01	CONSOLIDATED STATEMENT OF INCOME	18
10	01	10.01 -CONSOLIDATED STATEMENT OF CASH FLOWS	20
11	01	11 - STATEMENT OF CONSOLIDATED CHANGES TO SHAREHOLDERS’ EQUITY FROM 01/01/2010 to 3/31/2010	22
11	02	11 - STATEMENT OF CONSOLIDATED CHANGES TO SHAREHOLDERS’ EQUITY FROM 01/01/2010 to 3/31/2010	23
06	01	EXPLANATORY NOTES	24
07	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	65
12	01	COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE IN THE QUARTER	71
14	01	CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES	72
20	01	OTHER INFORMATION THAT THE COMPANY DEEMS RELEVANT	79
21	01	REPORT ON THE LIMITED REVIEW	81/82

Page: 75

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: July 08, 2010

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.